<Exhibit 99-2>
     SHINHAN FINANCIAL GROUP CO., LTD.
     AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2007 and 2006
(With Independent Auditors’ Report Thereon)

Table of Contents

Independent Auditors’ Report

Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Changes in Stockholders’ Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

KPMG Samjong Accounting Corp.
10th Floor, Star Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Auditors’ Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2007 and 2006 and the related consolidated statements of income, changes in stockholders’ equity and consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2007 and 2006, and the results of their operations, the changes in their stockholders’ equity and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying consolidated financial statements as of and for the years ended December 31, 2007and 2006 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the consolidated financial statements.

Without qualifying our opinion, we draw attention to the following;
As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations, cash flows and changes in stockholders’ equity in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to review such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
As discussed in notes 1 and 4 to the consolidated financial statements, Shinhan Financial Group Co., Ltd. acquired 98,517,316 shares (78.58%) of the outstanding shares of LG Card Co., Ltd. at W67,770 per share through a tender offer on March 19, 2007 and LG Card Co., Ltd. became a subsidiary of Shinhan Financial Group Co., Ltd. Subsequently, Shinhan Financial Group Co., Ltd. acquired 9,624,218 shares (7.68%) at W46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in Shinhan Financial Group Co., Ltd. for one LG Card Co., Ltd. share, on September 21, 2007. As a result, LG Card Co., Ltd. became a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. and LG Card Co., Ltd. was delisted from the Korea Exchange on October 10, 2007.
As discussed in note 1 to the consolidated financial statements, Shinhan Card Co., Ltd., a wholly owned subsidiary of the Company, transferred its all assets, liabilities and operations to LG Card Co., Ltd. effective October 1, 2007, per the resolution of the Board of Directors’ Meeting on May 28, 2007. Subsequently, LG Card Co., Ltd. changed its name to Shinhan Card Co., Ltd. and former Shinhan Card Co., Ltd. changed its name to SHC Management Co., Ltd.
In addition, per the resolution of the Board of Directors’ Meeting on November 12, 2007, Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 14, 2008

This report is effective as of February 14, 2008, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Assets

Cash and due from banks (notes 5,20,21 and 22)	~~W~~	9,599,562	11,273,500	$10,231,894	12,016,095
Securities (notes 6,20 and 22)		43,447,874	31,284,402	46,309,821	33,345,132
Loans, net (notes 7, 8 and 22)		147,927,911	122,301,730	157,672,042	130,357,844
Property and equipment (notes 9,20 and 21)		2,405,258	2,212,386	2,563,695	2,358,118
Goodwill, net (notes 4 and 10)		4,986,249	1,437,045	5,314,698	1,531,704
Other assets (notes 8,11,22 and 31)		12,509,160	9,316,475	13,333,145	9,930,159

Total assets		220,876,014	177,825,538	235,425,295	189,539,052

Liabilities and Stockholders’ equity

Liabilities:

Deposits (notes 12 and 22)		110,820,536	99,759,523	118,120,376	106,330,764
Borrowings (notes 13 and 22)		24,205,471	18,173,694	25,799,904	19,370,811
Debentures, net (notes 14 and 22)		42,585,968	29,484,758	45,391,139	31,426,943
Retirement and severance benefits, net (note 15)		332,137	241,189	354,015	257,076
Other liabilities (note 16 and 22)		24,757,487	18,654,269	26,388,283	19,883,040

Total liabilities		202,701,599	166,313,433	216,053,717	177,268,634

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 23)

Common stock		1,980,998	1,907,838	2,111,488	2,033,509
Authorized - 1,000,000,000 shares Issued and outstanding:
396,199,587 shares issued and 396,199,058 shares outstanding in 2007
381,567,614 shares issued and 374,437,647 shares outstanding in 2006

Redeemable and convertible preferred stock Issued and outstanding:		481,475	262,920	513,190	280,239
74,161,377 shares in 2007
39,767,169 shares in 2006

Capital surplus		8,617,811	4,411,506	9,185,473	4,702,096
Retained earnings		5,221,814	3,387,960	5,565,779	3,611,128
Capital adjustments (note 24)		198,368	67,899	211,435	72,372
Accumulated other comprehensive income (note 25)		1,477,335	1,323,403	1,574,648	1,410,576
Minority interest in consolidated subsidiaries		196,614	150,579	209,565	160,498

Total stockholders’ equity		18,174,415	11,512,105	19,371,578	12,270,418

Commitments and contingencies (note 32)

Total liabilities and stockholders’ equity	~~W~~	220,876,014	177,825,538	$235,425,295	189,539,052

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006

Interest income and dividends:

Interest on due from banks	~~W~~	180,422	115,416	$192,307	123,019
Interest and dividends on securities		1,775,594	1,404,239	1,892,554	1,496,737
Interest on loans		11,395,868	7,792,842	12,146,524	8,306,163
Other		101,629	71,477	108,323	76,185

Total interest income and dividends		13,453,513	9,383,974	14,339,708	10,002,104

Interest expense:

Interest on deposits		3,665,979	2,767,329	3,907,460	2,949,615
Interest on borrowings		969,439	628,024	1,033,297	669,392
Interest on debentures		2,131,885	1,329,293	2,272,314	1,416,855
Other		100,303	57,521	106,910	61,310

Total interest expense		6,867,606	4,782,167	7,319,981	5,097,172

Net interest income		6,585,907	4,601,807	7,019,727	4,904,932

Provision for loan losses		738,836	574,652	787,504	612,505

Net interest income after provision for loan losses		5,847,071	4,027,155	6,232,223	4,292,427

Non-interest income:

Fees and commission income		1,533,652	1,156,947	1,634,675	1,233,156
Insurance income		2,331,330	2,058,226	2,484,897	2,193,803
Realized gain from sale of trading securities		369,102	458,984	393,415	489,218
Unrealized gain on trading securities		40,901	264,053	43,595	281,446
Realized gain from sale of available-for-sale securities		790,447	339,021	842,514	361,353
Reversal of impairment loss on available-for-sale securities		162,799	309,342	173,523	329,719
Reversal of impairment loss on held-to-maturity securities		50,001	—	53,295	—
Gain from equity method investment securities		71,740	78,767	76,466	83,955
Gain from sale of loans		37,907	37,847	40,404	40,340
Gain on foreign currency transactions		1,374,219	1,834,739	1,464,740	1,955,595
Gain on derivatives		5,500,804	4,452,341	5,863,146	4,745,620
Others		979,945	327,511	1,044,495	349,084

Total non-interest income		13,242,847	11,317,778	14,115,165	12,063,289
See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income, Continued
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Non-interest expense:

Fees and commission expense		1,084,416	461,204	1,155,847	491,584
Insurance expense		2,471,155	2,145,302	2,633,932	2,286,615
Realized loss from sale of trading securities		198,180	357,615	211,234	381,171
Unrealized loss on trading securities		96,455	196,130	102,809	209,049
Realized loss from sale of available-for-sale securities		9,728	46,873	10,369	49,961
Impairment loss on available-for-sale securities		17,587	108,586	18,745	115,739
Impairment loss on held-to-maturity securities		35,424	—	37,757	—
Loss from equity method investment securities		716	324	763	345
Loss from sale of loans		958	3,067	1,021	3,269
General and administrative expenses (note 26)		3,966,686	2,972,880	4,227,975	3,168,706
Loss on foreign currency transactions		1,215,935	1,710,427	1,296,030	1,823,094
Loss on derivatives		5,459,954	4,355,289	5,819,606	4,642,175
Others		646,203	475,071	688,769	506,363

Total non-interest expense		15,203,397	12,832,768	16,204,857	13,678,071

Net non-interest expense		(1,960,550)	(1,514,990)	(2,089,692)	(1,614,782)

Earnings before income taxes		3,886,521	2,512,165	4,142,531	2,677,645

Income taxes (note 27)		536,907	669,652	572,274	713,763

Pre-acquisition income in subsidiary		874,101	—	931,679	—

Consolidated net income		2,475,513	1,842,513	2,638,578	1,963,882

Net income in majority interest		2,396,377	1,832,718	2,554,228	1,953,441

Net income in minority interest		79,136	9,795	84,349	10,440

Earnings per share (note 28)
Earnings per share in Won and U.S. dollars	~~W~~	5,562	4,776	5.93	5.09

Diluted earnings per share in Won and U.S. dollars	~~W~~	5,424	4,776	5.78	5.09

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won								U.S. dollars (note 2(b))
					Accumulated							Accumulated
					other							other
	Capital		Capital	Capital	comprehensive	Retained	Minority		Capital	Capital	Capital	comprehensive	Retained	Minority
	stock		surplus	adjustments	income	earnings	interest	Total	stock	surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2006	~~W~~	2,170,758	4,393,846	(105,626)	934,847	2,743,192	73,856	10,210,873	$2,313,748	4,683,272	(112,584)	996,425	2,923,888	78,721	10,883,470
Dividends paid		—	—	—	—	(385,049)	—	(385,049)	—	—	—	—	(410,412)	—	(410,412)
Disposition of treasury stock		—	17,687	151,216	—	—	—	168,903	—	18,852	161,177	—	—	—	180,029
Other changes in capital surplus		—	(27)	—	—	—	—	(27)	—	(28)		—	—	—	(28)
Changes in capital adjustments		—	—	22,309	—	—	—	22,309	—	—	23,779	—	—	—	23,779
Net income		—	—	—	—	1,832,718	9,795	1,842,513	—	—	—	—	1,953,441	10,440	1,963,881
Redemption of redeemable preferred stock		—	—	—	—	(697,864)	—	(697,864)	—	—	—	—	(743,833)	—	(743,833)
Changes in retained earnings of subsidiaries		—	—	—	—	(105,037)	—	(105,037)	—	—	—	—	(111,956)	—	(111,956)
Changes in unrealized gain on available-for-sale securities		—	—	—	423,201	—	(572)	422,629	—	—	—	451,078	—	(610)	450,468
Changes in unrealized holding gain on equity method investment securities		—	—	—	(802)	—	10	(792)	—	—	—	(855)	—	11	(844)
Changes in unrealized holding loss on equity method investment securities		—	—	—	(31,361)	—	—	(31,361)	—	—	—	(33,427)	—	—	(33,427)
Cumulative effects on foreign currency translation adjustments		—	—	—	499	—	—	499	—	—	—	532	—	—	532
Effective portion of changes in fair value of cash flow hedges		—	—	—	(2,981)	—	—	(2,981)	—	—	—	(3,177)	—	—	(3,177)
Other changes in minority interest		—	—	—	—	—	67,490	67,490	—	—	—	—	—	71,936	71,936

Balance at December 31, 2006	~~W~~	2,170,758	4,411,506	67,899	1,323,403	3,387,960	150,579	11,512,105	$2,313,748	4,702,096	72,372	1,410,576	3,611,128	160,498	12,270,418

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity, Continued
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won								U.S. dollars (note 2(b))
					Accumulated							Accumulated
					other							other
	Capital		Capital	Capital	comprehensive	Retained	Minority		Capital	Capital	Capital	comprehensive	Retained	Minority
	stock		surplus	adjustments	income	earnings	interest	Total	stock	surplus	adjustments	income	earnings	interest	Total
Balance at January 1, 2007	~~W~~	2,170,758	4,411,506	67,899	1,323,403	3,387,960	150,579	11,512,105	$2,313,748	4,702,096	72,372	1,410,576	3,611,128	160,498	12,270,418
Dividends paid		—	—	—	—	(392,238)	—	(392,238)	—	—	—	—	(418,075)	—	(418,075)
Common stock issued for acquisition of LG Card Co., Ltd.		73,160	771,082	—	—	—	—	844,242	77,979	821,874	—	—	—	—	899,853
Preferred stock issued		218,555	3,517,683	—	—	—	—	3,736,238	232,951	3,749,396	—	—	—	—	3,982,347
Disposition of treasury stock		—	177,570	161,504	—	—	—	339,074	—	189,267	172,142	—	—	—	361,409
Acquisition of treasury stock		—	—	(28)	—	—	—	(28)	—	—	(30)	—	—	—	(30)
Additional acquisition of equity interest in LG Card Co., Ltd.		—	(243,620)	—	—	—	(643,567)	(887,187)	—	(259,667)	—	—	—	(685,959)	(945,626)
Other changes in capital surplus		—	(16,410)	—	—	—	—	(16,410)	—	(17,493)	—	—	—	—	(17,493)
Changes in capital adjustments		—	—	(31,007)	—	—	—	(31,007)	—	—	(33,049)	—	—	—	(33,049)
Net income		—	—	—	—	2,396,377	79,136	2,475,513	—	—	—	—	2,554,228	84,349	2,638,577
Redemption of redeemable preferred stock		—	—	—	—	(172,812)	—	(172,812)	—	—	—	—	(184,195)	—	(184,195)
Changes in retained earnings of subsidiaries		—	—	—	—	2,527	—	2,527	—	—	—	—	2,693	—	2,693
Changes in unrealized gain on available-for-sale securities		—	—	—	139,497	—	114	139,611	—	—	—	148,686	—	122	148,808
Changes in unrealized holding gain on equity method investment securities		—	—	—	3,610	—	—	3,610	—	—	—	3,848	—	—	3,848
Changes in unrealized holding loss on equity method investment securities		—	—	—	104	—	(3)	101	—	—	—	111	—	(3)	108
Cumulative effect on foreign currency translation adjustments		—	—	—	6,063	—	—	6,063	—	—	—	6,462	—	—	6,462
Effective portion of changes in fair value of cash flow hedges		—	—	—	4,658	—	643	5,301	—	—	—	4,965	—	685	5,650
Other changes in minority interest		—	—	—	—	—	609,712	609,712	—	—	—	—	—	649,873	649,873

Balance at December 31, 2007	~~W~~	2,462,473	8,617,811	198,368	1,477,335	5,221,814	196,614	18,174,415	$2,624,678	9,185,473	211,435	1,574,648	5,565,779	209,565	19,371,578

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Cash flows from operating activities:

Net income	~~W~~	2,475,513	1,842,513	$2,638,578	1,963,882

Adjustments to reconcile consolidated net income to net cash used in operating activities:
Depreciation and amortization		701,696	367,019	747,917	391,195
Provision for loan losses		787,065	574,652	838,910	612,505
Provision for retirement and severance benefits		136,689	129,089	145,693	137,592
Unrealized loss (gain) on trading securities, net		55,554	(67,923)	59,214	(72,397)
Impairment loss on available-for-sale securities		17,197	108,586	18,330	115,739
Reversal of impairment loss on available-for-sale securities		(162,799)	(309,342)	(173,523)	(329,719)
Reversal of impairment loss on held-to-maturity securities		(51,913)	—	(55,333)	—
Income from equity method investment securities, net		(71,024)	(78,443)	(75,703)	(83,610)
Gain on foreign currency transactions, net		(155,945)	(135,182)	(166,217)	(144,087)
Valuation loss (gain) on derivatives, net		(183,372)	96,712	(195,451)	103,082
Stock compensation costs		73,452	58,352	78,290	62,196
Policy reserves and other insurance expense		1,124,817	1,103,756	1,198,910	1,176,462
Other, net		181,150	106,708	193,081	113,736
Changes in assets and liabilities:
Net increase in trading securities		(6,217,289)	(34,569)	(6,626,827)	(36,846)
Net decrease (increase) in available-for-sale securities		(4,238,080)	4,207,112	(4,517,246)	4,484,238
Net increase in held-to-maturity securities		(560,324)	(4,660,200)	(597,233)	(4,967,171)
Increase in loans		(16,454,295)	(17,849,638)	(17,538,152)	(19,025,410)
Decrease (increase) in other assets		(1,124,867)	2,784,688	(1,198,964)	2,968,118
Decrease in other liabilities		(205,965)	(2,064,549)	(219,529)	(2,200,542)
Loan origination fee		194,469	43,483	207,279	46,347
Retirement and severance benefits paid		(59,201)	(29,816)	(63,101)	(31,780)
Decrease (increase) in deposit for severance benefit insurance		2,043	(17,478)	2,178	(18,629)

Net cash used in operating activities		(23,735,429)	(13,824,470)	(25,298,900)	(14,735,100)

Cash flows from investing activities:

Cash provided by investing activities:

Dividends received from equity method investment securities		25,444	30,459	27,120	32,466
Proceeds from disposal of property and equipment		11,716	99,851	12,488	106,428
Decrease in other assets		232,928	226,230	248,271	241,132

		270,088	356,540	287,879	380,026

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2007 and 2006
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2007		2006	2007	2006
Cash used in investing activities:
Acquisition of equity method investment securities		(25,412)	(21,450)	(27,086)	(22,863)
Acquisition of LG Card Co., Ltd.		(6,179,343)	—	(6,586,381)	—
Purchase of property and equipment		(454,455)	(569,602)	(484,390)	(607,122)
Increase in other assets		(423,318)	(255,714)	(451,202)	(272,558)
Decrease in other liabilities		—	(20,596)	—	(21,953)

		(7,082,528)	(867,362)	(7,549,059)	(924,496)

Net cash used in investing activities		(6,812,440)	(510,822)	(7,261,180)	(544,470)

Cash flows from financing activities:
Cash provided by financing activities:
Net increase in deposits		10,747,144	8,769,934	11,455,066	9,347,618
Proceeds from borrowings		36,025,616	32,453,956	38,398,653	34,591,725
Proceeds from debentures		19,358,446	14,701,794	20,633,603	15,670,213
Increase in other liabilities		163,729	135,253	174,514	144,162
Disposition of treasury stock		339,418	120,817	361,776	128,776
Issuance of preferred stock		3,749,962	—	3,996,975	—
Increase in minority interest		61,269	68,400	65,305	72,906

		70,445,584	56,250,154	75,085,892	59,955,400

Cash used in financing activities:
Repayment of borrowings		(30,081,049)	(31,008,030)	(32,062,513)	(33,050,554)
Repayment of debentures		(11,050,184)	(6,863,208)	(11,778,068)	(7,315,293)
Debentures issue cost paid		(88,744)	(97,028)	(94,590)	(103,419)
Decrease in other liabilities		(25,599)	(16,138)	(27,285)	(17,201)
Stock issuance costs paid		(13,747)	(29)	(14,653)	(31)
Dividends paid		(391,708)	(385,727)	(417,510)	(411,135)
Redemption of redeemable preferred stocks		(172,812)	(697,864)	(184,195)	(743,833)
Acquisition of treasury stock		(372)	—	(397)	—
Decrease in minority interest		(81,581)	—	(86,955)	—

		(41,905,796)	(39,068,024)	(44,666,166)	(41,641,466)

Net cash provided by financing activities		28,539,788	17,182,130	30,419,726	18,313,934

Increase (decrease) in cash and due from banks due to change in consolidation scope		334,143	(2,666)	356,153	(2,842)

Net increase (decrease) in cash and due from banks		(1,673,938)	2,844,172	(1,784,201)	3,031,522
Cash and due from banks at beginning of year		11,273,500	8,429,328	12,016,095	8,984,575

Cash and due from banks at end of year	~~W~~	9,599,562	11,273,500	$10,231,894	12,016,097

See accompanying notes to consolidated financial statements

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are summarized as follows:
(a)	Controlling Company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. (formerly Shinhan Investment Trust Management Co., Ltd.). Shinhan Financial Group was formed with W1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies and Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange.

As of December 31, 2007, Shinhan Financial Group has 45 subsidiaries, which are consolidated or accounted for under the equity method, and its capital stock amounted to ~~W~~1,980,998 million in common stock and ~~W~~481,475 million in redeemable and convertible preferred stock, respectively.

(b)	Subsidiaries included in consolidation
a.	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of December 31, 2007, Shinhan Bank operated through 911 domestic branches, 95 depositary offices and 15 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

b.	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.)

LG Card Co., Ltd. (“LG Card”) was incorporated on December 17, 1985, under the name of Express Credit Card Corporation to provide credit card services. LG Card merged with Goldstar Factoring Corporation and LG Financing Corporation on June 1, 1988 and January 1, 1998, respectively. LG Card mainly provides credit card services, factoring, installment financing and leasing under the Specialized Credit Financial Business Act. LG Card was listed on the Korea Exchange on April 22, 2002.

On March 19, 2007, Shinhan Financial Group acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~ 67,770 per share through a tender offer and LG Card became a subsidiary of Shinhan Financial Group. Subsequently, Shinhan Financial Group acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in Shinhan Financial Group for one LG Card share, on September 21, 2007.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company, Continued
b.	Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.), continued

As a result, LG Card became a wholly owned subsidiary of Shinhan Financial Group and LG Card was delisted from the Korea Exchange on October 10, 2007.

Per the resolution of the Board of Directors’ Meeting on May 28, 2007, Shinhan Card Co., Ltd. (SHC Management Co., Ltd. as of December 31, 2007), a wholly owned subsidiary of Shinhan Financial Group, transferred all assets, liabilities and operations to LG Card effective October 1, 2007. With this business transfer, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.

Shinhan Card Co., Ltd. (formerly LG Card Co., Ltd.; “Shinhan Card”) transferred its corporate leasing business division to Shinhan Capital Co., Ltd. effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

As of December 31, 2007, Shinhan Card had 92 branches, approximately 2.15 million merchants in its network, and 13.35 million active credit card holders, and its capital stock amounted to ~~W~~ 626,847 million.

c.	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of December 31, 2007, it operated through 84 branches and its capital stock amounted to ~~W~~1,296,998 million (including ~~W~~19,117 million of preferred stock).

d.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2007, Shinhan Life Insurance operated through 141 branches and its capital stock amounted to ~~W~~200,000 million

e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital Co., Ltd. Shinhan Capital’s capital stock as of December 31, 2007 amounted to ~~W~~180,000 million. In addition as noted above, Shinhan Capital acquired the net assets of the corporate leasing business division of Shinhan Card effective January 1, 2008, per the resolution of the Board of Directors’ Meeting on November 12, 2007.

f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2007 amounted to ~~W~~77,644 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company, Continued
g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2007 amounted to ~~W~~3,000 million.

h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2007 amounted to ~~W~~10,000 million.

i.	Trust accounts of Shinhan Bank and Jeju Bank

Trust accounts are accounted for separately from its bank accounts under the Trust Business Act. Accordingly, funds transferred between a bank account and a trust account are recognized as assets and liabilities, as appropriate, and commissions are recognized as revenue. Furthermore, in cases where trust accounts in which Shinhan Bank and Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings are in the accompanying consolidated financial statements.

j.	SH Asset Management Co., Ltd.

SH Asset Management Co., Ltd. (“SH Asset Management”) was established in 1988 and engages in securities management services and conducts surveys of the economic and capital markets. As of December 31, 2007, SH Asset Management’s capital stock amounted to ~~W~~45,000 million.

Shinhan Bank acquired the remaining 1,817,322 shares (20.20%) of the outstanding shares of SH Asset Management at ~~W~~ 25,850 per share on July 9, 2007.

k.	Shinhan Asia Ltd.

Shinhan Asia Ltd. (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2007, Shinhan Asia’s capital stock amounted to US$50,000 thousand.

l.	Shinhan Bank America

Shinhan Bank America was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2007, Shinhan Bank America’s capital stock amounted to US$43,000 thousand. In addition, Shinhan Bank America merged with North Atlanta National Bank on November 30, 2007.

m.	Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2007, Shinhan Europe’s capital stock amounted to EUR 15,339 thousand.

n.	Shinhan Khmer Bank

Shinhan Khmer Bank (“Shinhan Khmer”) was established on August 30, 2007. As of December 31, 2007, Shinhan Khmer’s capital stock amounted to USD 13,000 thousand.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company, Continued
o.	Shinhan Corporate Restructuring Fund 7 th

Shinhan Corporate Restructuring Fund 7 th provides corporate financing by investing in debt and equity securities of restructuring entities under workout. As of December 31, 2007, Shinhan Corporate Restructuring Fund 7 th’s capital stock amounted to ~~W~~3,825 million.

p.	Good Morning Shinhan Securities Europe Limited

Good Morning Shinhan Securities Europe Limited (“Good Morning Shinhan Europe”) was established in 1991 and provides securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority of UK. As of December 31, 2007, Good Morning Shinhan Europe’s capital stock amounted to GBP 5,000 thousand.

q.	Good Morning Shinhan Securities USA Inc.

Good Morning Shinhan Securities USA Inc. (“Good Morning Shinhan USA”) was established in 1993 and provides securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. As of December 31, 2007, Good Morning Shinhan USA’s capital stock amounted to US$4,200 thousand.

r.	Good Morning Shinhan Securities Asia Limited

Good Morning Shinhan Securities Asia Limited (“Good Morning Shinhan Asia”) was established on May 25, 2007 and provides securities trading, underwriting and derivative brokerage services under the Securities and Futures Ordinance of Hong Kong. As of December 31, 2007, Good Morning Shinhan Asia’s capital stock amounted to HKD 40,000 thousand.

s.	Shinhan National Pension Service PEF 1st

Shinhan National Pension Service PEF 1st (“Shinhan PEF 1st”) was established on August 18, 2005. As of December 31, 2007, its capital stock amounted to ~~W~~234,000 million.

t.	Symphony Energy Co., Ltd.

Symphony Energy Co. Ltd (“Symphony Energy”) was established on April 24, 2004 and provides manufacturing and installation services of solar module. On March 30, 2007, Shinhan PEF 1st acquired 4,652,000 shares (77.9% of the outstanding shares of Symphony Energy) for total consideration of ~~W~~ 14,807 million. Subsequently, Shinhan PEF 1st acquired 3,599,986 shares and 1,359,979 shares of the outstanding shares of Symphony Energy on April 24 and August 10, 2007, respectively. As a result, Shinhan PEF 1st held 86.2% of the outstanding shares of Symphony Energy. As of December 31, 2007, its capital stock amounted to ~~W~~5,467 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company, Continued

Ownership between Shinhan Financial Group and its subsidiaries included in consolidation as of December 31, 2007 and 2006 were as follows:

		2007		2006
		Number of	Ownership	Number of	Ownership
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	1,505,615,506	100.0
”	Shinhan Card (formerly LG Card)	125,369,403	100.0	—	—
”	Good Morning Shinhan Securities	259,399,664	100.0	159,399,664	100.0
”	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
”	SHC Management(*)	71,777,256	100.0	71,777,256	100.0
”	Shinhan Capital	32,250,000	100.0	12,250,000	100.0
”	Jeju Bank	9,692,369	62.4	9,692,369	62.4
”	Shinhan Credit Information	600,000	100.0	600,000	100.0
”	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	Shinhan Financial Group	—	—	7,129,967	1.9
”	SH Asset Management	8,997,000	99.9	7,179,678	79.8
”	Shinhan Asia	499,999	99.9	149,999	100.0
”	Shinhan Bank America	400,000	100.0	400,000	100.0
”	Shinhan Europe	Limited	100.0	Limited	100.0
”	Shinhan Khmer	13,000,000	100.0	—	—
”	Shinhan PEF 1st	624	26.7	368	26.7
”	Shinhan Corporate Restructuring Fund 7 th	2,250,000,000	58.8	—	—
Shinhan Card	Shinhan Financial Group	529	—	—	—
Good Morning Shinhan Securities	Good Morning Shinhan Europe	3,400,000	100.0	3,400,000	100.0
”	Good Morning Shinhan USA	15,000	100.0	15,000	100.0
”	Good Morning Shinhan Asia	40,000,000	100.0	—	—
Shinhan Capital	Shinhan Corporate Restructuring Fund 7 th	1,125,000,000	29.4	—	—
Shinhan Life Insurance	Shinhan PEF 1st	78	3.3	46	3.3
Jeju Bank	Shinhan PEF 1st	39	1.7	23	1.7
”	Shinhan Corporate Restructuring Fund 7 th	188,500,000	4.9	—	—
Shinhan PE	Shinhan PEF 1st	117	5.0	69	5.0
Shinhan PEF 1st	Symphony Energy	9,424,193	86.2	—	—

(*)	Consolidating subsidiary as of December 31, 2006 but excluded from the scope of consolidation as of December 31, 2007

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company, Continued
     (c) Joint venture investees
a.	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002 with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2007 amounted to W40,000 million.

b.	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in insurance and related businesses under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of December 31, 2007 amounted to W30,000 million.

c.	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2007 amounted to W1,000 million.
Details of ownerships in joint venture investees as of December 31, 2007 and December 31, 2006 were as follows:

		2007		2006
		Number of	Ownership	Number of	Ownership
Investor	Investee	shares	(%)	shares	(%)

Joint venture investment:
Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
″	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
″	Shinhan Macquarie	102,000	51.0	102,000	51.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(1)	General Description on the Consolidated Company, Continued
     (d) Other equity method investees
Details of ownerships in subsidiaries accounted for under the equity method of accounting as of December 31, 2007 and 2006 were as follows:

		Ownership
		(%)
Investor	Investee	2007	2006

Shinhan Financial Group	SHC Management Co., Ltd.	100.0	100.0
Shinhan Bank	Shinhan Data System Co., Ltd.	100.0	100.0
″	Shinhan Corporate Restructuring Fund 6 th	60.0	60.0
	Shinhan Corporate Restructuring Fund 7 th	—	58.8
″	Shinhan Corporate Restructuring Fund 8 th	14.5	14.5
″	Macquarie Shinhan Infrastructure Management Co.,Ltd.	35.2	35.2
″	Daewoo Capital Co.,Ltd.	14.8	14.8
″	Shinhan Vina Bank	50.0	50.0
″	Shinhan Finance Ltd.	100.0	100.0
Shinhan Card	High technology Investment, Ltd.	28.6	—
Shinhan Life Insurance	Shinhan Corporate Restructuring Fund 3 rd	—	10.0
″	Shinhan Corporate Restructuring Fund 6 th	10.0	10.0
Shinhan Capital	Shinhan Corporate Restructuring Fund 3 rd	—	19.0
″	KTB Corporate Restructuring Fund 18 th	47.2	47.2
″	Macquarie Shinhan Infrastructure Management Co.,Ltd.	14.8	14.8
″	Now Corporate Restructuring Fund 2 nd	—	25.0
″	CFAG Corporate Restructuring Fund 8 th	20.0	20.0
″	Shinhan Corporate Restructuring Fund 5 th	45.0	45.0
″	Shinhan Corporate Restructuring Fund 6 th	20.0	20.0
	Shinhan Corporate Restructuring Fund 7 th	—	29.4
″	Shinhan Corporate Restructuring Fund 8 th	25.8	26.2
″	DCC Corporate Restructuring Fund 1st	24.1	24.1
″	KTIC Corporate Restructuring Fund 13th (KTIC 13th CRV)	24.0	—
″	Now Corporate Restructuring Fund 3 rd	40.0	—
″	KTIC Corporate Restructuring Fund 16th (KTIC 16th CRV)	22.0	—
″	HTIC Corporate Restructuring Fund 2 nd (HTIC 2nd CRV)	20.0	—
Jeju Bank	Shinhan Corporate Restructuring Fund 7 th	—	4.9

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

Shinhan Financial Group Co. Ltd. and its subsidiaries (collectively the “Consolidated Company”) maintains its accounting records in Korean Won and prepares statutory consolidated financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by only those who are informed in Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Consolidated Company’s financial position, results of operations, changes in stockholders’ equity or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Basis of Financial Statements Translation

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of W938.20 to US$1, the basic exchange rate on December 31, 2007. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2007, the Consolidated Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 21, Preparation and Presentation of Financial Statements I, No. 22, Share-based Payment, No. 23, Earning per Share, No. 24, Preparation and Presentation of Financial Statements II, No. 25, Consolidated Financial Statements and No. 101, Financial Holding Company. Except for the adoption of the aforementioned accounting standards, the accounting policies were consistently applied for the consolidated financial statements both as of and for the years ended December 31, 2007 and 2006. Certain accounts of the consolidated financial statements as of and for the period ended December 31, 2006 were reclassified to conform to the current year’s presentation for comparative purposes, resulting in a decrease in the cash flows from operating activities, increase in the cash flows from investing activities and increase in the cash flows from financing activities by W17,090,221 million, W12,460,823 million and W4,629,398 million, respectively.

(d)	Changes in Presentation of Financial Statements

According to SKAS No. 21, Preparation and Presentation of Financial Statements and SKAS No. 25, Consolidated Financial Statements, the capital adjustment account as of December 31, 2006 has been reclassified into capital adjustments and accumulated other comprehensive income. A consolidated statement of comprehensive income has been included in the notes to the consolidated financial statements. In addition, allocation of net income between majority and minority interest is presented separately in the consolidated statement of income. In relation to the acquisition of LG Card Co., Ltd. during the current fiscal year, the consolidated statement of income is presented as if the subsidiary had been acquired at the beginning of the year with the pre-acquisition income deducted from earnings before income taxes.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(e)	Investments in Securities

Upon acquisition, the Consolidated Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held- to-maturity or trading securities are classified as available-for-sale securities.

Investments in securities are initially recognized at cost. Trading securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of trading securities are included in the consolidated income statement in the period in which they arise. Available-for-sale securities are subsequently carried at fair value. Gains and losses arising from changes in the fair value of available-for-sale securities are recognized as accumulated other comprehensive income, net of tax, directly in equity. Investments in available-for-sale securities that do not have readily determinable fair values are recognized at cost less impairment, if any. Held-to-maturity investments are carried at amortized cost with interest income and expense recognized in the consolidated income statement using the effective interest method.

The fair value of marketable securities is determined using quoted market prices as of the period end. Non-marketable debt securities are fair valued by discounting cash flows using the prevailing market rates for debt with a similar credit risk and remaining maturity. Credit risk is determined using the issuer’s credit rating as announced by accredited credit rating agencies in Korea.

The Consolidated Company reviews investments in securities whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. Impairment losses are recognized when the reasonably estimated recoverable amounts are less than the carrying amount and it is not obviously evidenced that impairment is unnecessary. Reversal of impairment loss, when it is objectively related to an event occurring after the recognition of impairment loss, is recognized as current income. However, the new carrying amount after the reversal of impairment cannot exceed the carrying value of the investment security that would have been measured at the date of reversal had no impairment loss been recognized.

(f)	Investments in Associates

Associates are all entities over which the Consolidated Company has the ability to significantly influence the financial and operating policies and procedures, generally accompanying an equity interest of over 20 percent of the voting rights.

Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

The Consolidated Company’s investments in associates include goodwill identified on acquisition (net of any accumulated impairment loss). Goodwill is calculated as the excess of the acquisition cost of an investment in an associate over the Consolidated Company’s share of the fair value of the identifiable net assets acquired.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Investments in Associates, Continued

Negative goodwill is the excess of fair value of the net identifiable assets acquired over the purchase price. The balance of negative goodwill is allocated to proportionately reduce the values assigned to depreciable non-monetary assets. If the allocation reduces the non-monetary assets to zero, any remainder is recognized as an extraordinary gain in the period of acquisition. However, negative goodwill related to future losses and expenses that have been specifically identified in the purchase agreement, is recognized as income in the period these are actually incurred.

Goodwill and negative goodwill is amortized using the straight-line method over its estimated useful life, between 10 years and 14 years. Amortization of (negative) goodwill is recorded together with equity income (losses).

The Consolidated Company’s share of its post-acquisition profits or losses in investments in associates is recognized in the consolidated income statement, and its share of post-acquisition movements in equity is recognized in equity. The cumulative post-acquisition movements are adjusted against the carrying amount of each investment. Changes in the carrying amount of an investment resulting from dividends by an associate are recognized when the associate declares the dividend. When the Consolidated Company’s share of losses in an associate equals or exceeds its interest in the associate, including preferred stock, other long term loans and receivables issued by the associate or guaranteed obligations of the associate, the Consolidated Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Consolidated Company and its associates are eliminated to the extent of the Consolidated Company’s interest in each associate.

When events or circumstances indicate that the carrying value of goodwill may not be recoverable, the Consolidated Company reviews goodwill for impairment and records any impairment loss immediately in the consolidated statement of income.

(g)	Interests in Joint Ventures

Joint ventures are those entities or assets over whose activities the Consolidated Company has joint control. The Consolidated Company accounts for its interest in a jointly controlled entity using the equity method of accounting.

(h)	Allowance for Loan Losses

In estimating the allowance for corporate and household loan losses, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.

i) Expected Loss Method

The Consolidated Company estimates the allowance for corporate and household loan losses by applying the expected loss method, which analyzes factors of estimated loss based on probability of default (“PD”) and loss given default (“LGD”). This provisionary method considers both financial and non-financial factors of borrowers to assess PD and LGD. PD is determined by considering the type of borrowers, the nature of loans and delinquent days and LGD is determined by considering the type of loan and collateral. The period of historical data used to calculate PD and LGD are updated annually; PD and LGD are calculated based on historical data for the past five years and forty three months for corporate loans, and four years and thirty two months for household loans, respectively, as of December 31, 2007 and for the past five years or three years and seven

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Allowance for Loan Losses, Continued

months for corporate loans and two years and eight months or four years for household loans as of December 31, 2006. The allowance for loan losses is calculated by multiplying outstanding loan balance by the PD and LGD.

ii) Financial Supervisory Service (“FSS”) Guideline

The Consolidated Company applies the FSS guidelines for corporate and household loans (excluding credit card loans) in accordance with the Regulations for the Supervision of Banks revised on December 7, 2007. The prescribed minimum levels of provision per the FSS guidelines are as follows,

		2007	2006
Corporate loans	Normal(*)	0.85%	0.70%
	Precautionary	7%	7%
	Substandard	20%	20%
	Doubtful	50%	50%
	Estimated loss	100%	100%
Household loans	Normal	1%	1%
	Precautionary	10%	10%
	Substandard	20%	20%
	Doubtful	55%	55%
	Estimated loss	100%	100%

(*)	0.9% for construction, real estate and rental services, retail and wholesale, lodging and restaurant; industries susceptible to market
Additionally, the Consolidated Company considers the borrowers’ ability to repay and the recovery value of collateral in estimating expected loss on high-risk or large volume loan balances.

For credit card loans, the Consolidated Company provides for allowance through a loss ratio analysis based on historical data of recoverable amounts for rewritten loans, and roll-rate analysis for other loans. The Consolidated Company early adopted the FSS guidelines under the Specialized Credit Financial Business Act, as revised on February 11, 2008, and provides for allowance by each loan classification as follows: a minimum of 1.5% for normal, 15% for precautionary, 20% for substandard, 60% for doubtful and 100% for estimated loss, respectively. The new FSS guidelines increased the minimum provision rate from 1.0% to 1.5% and from 12% to 15% for normal and precautionary asset categories, respectively.

(i)	Troubled Debt Restructuring

A loan which contractual terms are modified in a troubled debt restructuring program is accounted for at the present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses and provision for loan losses in the current period. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from the nominal value of the loans. Allowance for loan losses are amortized using the effective interest method and are recognized as interest income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(j)	Deferred Loan Origination Fee

Fees associated with origination of loans are deferred and recognized over the life of the loan as an adjustment to the loan balance and interest income.

(k)	Transfer of Assets

Transfers of financial assets to third parties are accounted for as sales when controls surrendered to the transferee. The Consolidated Company derecognizes financial assets from the consolidated balance sheet including any related allowance, and recognizes all assets obtained, and liabilities incurred, including any recourse obligations to the transferee, at fair value. Any resulting gain or loss on the sale is recognized in earnings. Conversely, the Consolidated Company only recognizes financial assets transferred from third parties on the consolidated balance sheet when the Consolidated Company obtains control of financial assets.

(l)	Property and Equipment

Property and equipment are stated at cost, less accumulated deprecation, except for assets acquired through exchange, investment in kind or donation, which are recorded at their fair value.

Depreciation is computed by the depreciation method and estimated useful lives of the respective assets as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40~60 years
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	″	″
Leasehold improvement	Straight-line	″
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

(m)	Intangible Assets

Intangible assets are stated at acquisition cost less accumulated amortization computed using the straight-line method over estimated useful lives of related intangible assets or twenty years, whichever is shorter.

When the recoverable amount of the intangible assets are substantially below the carrying amount of the assets due to obsolescence or sharp decline in its market value, the Consolidated Company reduces its carrying amount to the recoverable amount and the amount impaired is recognized as impairment loss.

(n)	Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(o)	Convertible Bonds and Bond with Warrants

When accounting for convertible bonds or bonds with stock purchase warrants, the liability component and the equity component of a bond are separated.

The liability component of a bond is recognized initially at fair value. Fair value is the present value of a similar debt security that does not have an equity conversion option (redemption premium is included if applicable). The equity component is recognized initially as the difference between the fair value of the bond as a whole, which are the gross proceeds of the bond received at the date of issue, and the fair value of the liability component. For bonds with detachable stock warrants, the fair value of the liability and equity components are estimated separately. The equity component of convertible bonds or bonds with stock purchase warrants is presented as part of capital surplus within equity.

Subsequent to initial recognition, the liability component is measured at amortized cost using the effective interest rate method. The equity component is not remeasured subsequent to initial recognition..

(p)	Discount (Premium) on Debentures

Discount (premium) on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized (accreted) based on the effective interest method over the life of the debentures. The amount amortized (accreted) is included in interest expense.

(q)	Retirement and Severance Benefits

Employees who have been with the Consolidated Company for more than one year are entitled to lump-sum payments based on salary rates and length of service at the time they leave the Consolidated Company. The Consolidated Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Consolidated Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Consolidated Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction of the retirement and severance benefits liability.

(r)	Allowance for Unused Credit Commitments

In estimating the allowance for unused corporate and household credit commitments, the Consolidated Company records the greater amount resulting from the methods described below for each loan classification.

i) Expected Loss Method

The Consolidated Company estimates the allowance for unused credit commitments using the same method applied for allowance for loan losses.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(r)	Allowance for Unused Credit Commitments, Continued

ii) FSS Guideline

The Consolidated Company estimates the allowance for unused loan commitments based on each classification in accordance with the Regulations for the Supervision of Banks revised at December 7, 2007 as follows: for unused corporate loan commitments a minimum of 0.85% for normal (0.9% for construction, real estate and rental services, retail and wholesale, lodging and restaurant; industries susceptible to market), 7% for precautionary, 20% for substandard, 50% for doubtful and 100% for estimated loss, respectively; and for unused household loan commitments a minimum of 1.0% for normal, 10% for precautionary, 20% for substandard, 55% for doubtful and 100% for estimated loss, respectively.

The Consolidated Company early adopted Regulation on Specialized Credit Financial Business Act, effective February 11, 2008, and extended the scope of allowance for unused credit commitments to credit card assets by applying the credit conversion factor. As a result of this change in estimate, the Consolidated Company recorded additional allowance for unused credit commitments in the amount of W396,221 million for the year ended December 31, 2007. The allowance for unused credit commitments is included in other liabilities in the accompanying consolidated balance sheets.

(s)	Allowance for Guarantees and Acceptances

The Consolidated Company estimates allowance for losses on outstanding guarantees and acceptances, contingent guarantees and acceptances and endorsed bills in accordance with the same loan classification criteria applied in estimating allowance for loan losses and recorded as other liabilities with the respective changes recorded as other non-interest expense.

(t)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Consolidated Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(u)	Deferred Acquisition Costs

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring insurance policies, are deferred and amortized using the straight-line method over the contract period, up to 7 years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

(v)	Policy Reserves

The Consolidated Company accounts for policy reserves based on the Insurance Business Law and other related Insurance Supervisory Regulation. These policy reserves are calculated based on insurance terms and premium and policy reserves approved by the Financial Supervisory Commission of the Republic of Korea and details are as follows:

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(v)	Policy Reserve, Continued
i.	Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

ii.	Unearned premium reserve

Unearned premium reserve refers to premium to be charged during subsequent periods, and for premiums collected before the balance sheet date.

iii.	Reserve for outstanding claims

Reserve for outstanding claims is an estimate for losses for insured events that have occurred prior to the balance sheet date but for which an actual claim have not yet been settled or determined.

iv.	Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

v.	Dividend reserve for policyholders’ income participation

Dividend reserve for policyholders’ income participation refers to the amount reserved depending on the business performance for the purpose of appropriating it for future dividends to policyholders.

vi.	Reserve for reinsurance premium

If the Consolidated Company reinsures its insurance contracts, the recoverable amount from the reinsurance company is recorded as a deduction against the policy reserves.
(w)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates, with the resulting gains and losses recognized in current results of operations. Assets and liabilities denominated in foreign currencies are translated into Korean Won at W938.20 and W929.60 to US$1 based on the basic exchange rate and the cross exchange rates announced by the Seoul Money Brokerage Services Ltd. on December 31, 2007 and 2006, respectively. Non-monetary assets and liabilities denominated in foreign currencies, which are stated at historical cost, are translated into Korean Won at the foreign exchange rate on the date of the transaction.

Foreign currency assets and liabilities of foreign-based operations and branches accounted for using the equity method are translated at the rate of exchange at the respective balance sheet dates. Foreign currency amounts in the consolidated statement of income are translated using an average rate. Translation gains and losses arising from collective translation of the foreign currency financial statements of foreign-based operations are recorded net as accumulated other comprehensive income. These gains and losses are subsequently recognized as income in the year the foreign operations or companies are liquidated or sold.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(x)	Share-Based Payments

The Consolidated Company has granted shares or share options to its employees and other parties. For equity-settled share-based payment transactions, the Consolidated Company measures the goods or services received, and the corresponding increase in equity as a capital adjustment at the fair value of the goods or services received, unless that fair value cannot be estimated reliably. If the entity cannot estimate reliably the fair value of the goods or services received, the Consolidated Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted. If the fair value of the equity instruments cannot be estimated reliably at the measurement date, the Consolidated Company measures them at their intrinsic value and recognizes the goods or services received based on the number of equity instruments that ultimately vest.

For cash-settled share-based payment transactions, the Consolidated Company measures the goods or services acquired and the liability incurred at the fair value of the liability. Until the liability is settled, the Consolidated Company remeasures the fair value of the liability at each reporting date and at the date of settlement, with changes in fair value recognized in profit or loss for the period. For transactions with an option of cash or equity settlement by the Consolidated Company or the counterparty, the transaction is accounted for according to the substance of the transaction.

For cash-settled share-based payments prior to December 31, 2006, the fair value of the liability is remeasured under the intrinsic value method at each subsequent reporting date, with any changes in fair value recognized in profit or loss for the period.

(y)	Leases

The Consolidated Company classifies and accounts for leases as either operating or capital leases, depending on the terms of the lease. Leases where the Consolidated Company assumes substantially all the risks and rewards of ownership are classified as capital leases. All other leases are classified as operating leases.

Substantially all the risks and rewards of ownership is evidenced when one or more of the criteria listed below are met:
•	Ownership of the leased property transferrs to the lessee at the end of the lease term

•	The lessee has a bargain purchase option, and it is reasonably certain at the inception of the lease that the option will be exercised.

•	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.

•	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.
In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

Where the Consolidated Company is the lessor, a financing lease receivable is the net investment in the lease asset representing the aggregate future minimum lease payments including residual value, if any. The difference between the financing lease receivable and the book value of the underlying asset is recorded as gain(loss) on disposition of lease asset. Additionally, the lease payments received are recognized as collection of financing lease receivable and interest income, determined using the effective interest rate.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(y)	Leases, Continued

For an operating lease, revenue on lease is recognized evenly throughout the lease period, and the operating lease assets are depreciated using the same depreciation method and estimated useful lives used for similar assets held by the Consolidated Company.

The Consolidated Company also recognizes initial direct costs incurred in negotiating and arranging a fainancing lease, included as part of net investment, and those costs are expensed as lease expense over the lease term on the same basis in which interest income is recognized. Initial direct costs are incremental costs that are directly attributable to negotiating and arranging a lease, except for such costs incurred by manufacturer or dealer lessor.

Where the Consolidated Company is the lessee under a capital lease, the present value of future minimum lease payments is capitalized and a corresponding liability is recognized. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

(z)	Derivatives

The Consolidated Company holds derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related, and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Derivatives are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Attributable transaction costs are recognized in profit or loss when incurred.

Hedge accounting

Where a derivative, which meets certain criteria, is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative, which meets certain criteria, is used for hedging the exposure to the variability of the future cash flows of a forecasted transaction it is designated as a cash flow hedge.

The Consolidated Company documents, at the inception of the transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Consolidated Company documents its assessment, both at hedge inception and on a monthly basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting the changes in fair values or cash flows of hedged items.

Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the consolidated statement of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity as other comprehensive income. The gain or loss relating to any ineffective portion is recognized immediately in the earnings. Amounts accumulated in equity are recycled to the consolidated income statement in the periods in which the hedged item will affect profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(z)	Derivatives, Continued

When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at the time remains in equity and is recognized when the forecast transaction is ultimately recognized in earnings. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to earnings.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in earnings.

Separable embedded derivatives

Changes in the fair value of separable embedded derivatives are recognized immediately in earnings.

(aa)	Interest Income

Interest income on bank deposits, loans and securities is recognized on an accrual basis, except for interest income on loans that are overdue and loans to bankrupt customers. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. Payments on delinquent loans are first applied to delinquent interest, to normal interest, and then to the principal balance.

(bb)	Valuation of Receivables and Payables at Present Value

Receivables and payables arising from long-term cash loans/borrowings and other similar transactions are stated at present value. The difference between the nominal value and present value of these receivables or payables is amortized using the effective interest method. The amount amortized is included in interest expense or interest income.

(cc)	Income Taxes

Income tax on the income or loss for the year comprises current and deferred tax. Income tax is recognized in the statement of income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted. Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(dd)	Cash Management Account (“CMA”)

The Consolidated Company recognizes income from CMA investments consisting of highly liquid investments and expense from CMA deposits as other interest income and other interest expense, respectively.

(ee)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from those estimates.
(3) Standards Applied for Preparing Consolidated Financial Statements
(a)	The equity method investment securities account of Shinhan Financial Group is eliminated against the stockholders’ equity account of each subsidiary as of the date of acquisition.

(b)	The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries’ net assets at the time of acquisition as goodwill (negative goodwill) which are amortized over certain periods, not to exceed 20 years.

In addition, the Consolidated Company reflects the difference between the acquisition cost and the book value of minority interests in the consolidated balance sheet as consolidated capital surplus.

(c)	All significant inter-company transactions and account balances among the consolidated companies are fully eliminated in consolidation.

(d)	With regards to the same borrowers’ loans with same credit risk, the Consolidated Company applies the same provision policy for purposes of preparing the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(4)	Acquisition of LG Card Co., Ltd. (“LG Card”)
(a)	On March 19, 2007, Shinhan Financial Group acquired 98,517,316 shares (78.6%) of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer resulting in total equity ownership of 107,477,321 shares (85.73%) for the Consolidated Company based on existing shares owned by Shinhan Bank. As a result, LG Card became a subsidiary of the Consolidated Company on March 23, 2007. Shinhan Financial Group applied purchase accounting for the acquisition.

The condensed financial information of LG Card as of and for the year ended December 31, 2006 and as of and for the period ended March 19, 2007 were as follows:

	(in millions of Won)
	December 31, 2006		March 19, 2007
Assets	~~W~~	9,645,482	10,019,061
Liabilities		6,624,912	6,127,002

Stockholders’ equity	~~W~~	3,020,570	3,892,059

Operating revenue	~~W~~	2,703,398	422,308
Operating expense		1,512,216	167,055

Operating income		1,191,182	255,253
Income before income taxes		1,191,138	212,490
Net income	~~W~~	1,193,679	874,461

(b)	Details of goodwill related to the acquisition of LG Card were as follows:

	(in millions of Won)
Consideration given on March 19, 2007(*)	~~W~~	7,212,652
Fair value of net assets		3,306,242

Goodwill	~~W~~	3,906,410

(*)	Includes consideration given for 8,960,005 shares (7.1%) owned by Shinhan Bank.
Additionally, Shinhan Financial Group acquired 9,624,218 shares (7.68%) at ~~W~~46,392 per share from Shinhan Bank among others, through a second tender offer on July 3, 2007 and the remaining 17,227,869 shares (13.74%) were subject to a share exchange, at an exchange ratio of 0.84932 share in Shinhan Financial Group for one LG Card share, on September 21, 2007. The Consolidated Company reflected the difference between the acquisition cost and the book value of minority interests in the consolidated balance sheet as capital surplus in the amount of ~~W~~248,858 million. Subsequently, LG Card changed its name to Shinhan Card Co., Ltd. effective October 1, 2007.
(5)	Cash and Due from Banks
(a)	Cash and due from banks as of December 31, 2007 and 2006 consisted of the following:

	(in millions of Won)
	2007		2006
Cash and cash equivalents	~~W~~	2,256,135	2,770,967
Due from banks in Won		6,030,232	7,827,992
Due from banks in foreign currencies		1,283,687	612,560
Due from banks invested in gold		29,508	61,981

	~~W~~	9,599,562	11,273,500

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(5)	Cash and Due from Banks, continued
(b)	Restricted due from banks as of December 31, 2007 and 2006 were as follows:

	(in millions of Won)
	2007		2006	Restrictions
Due from banks in Won:

Reserve deposits at the Bank of Korea	~~W~~	2,852,561	5,644,469	General banking account
Due from banks for customers’ accounts		806,691	716,507	Reserve for customers’ deposits
Other		57,061	28,387	Deposit for severance benefit insurance and security deposit

		3,716,313	6,389,363

Due from banks in foreign currencies		646,150	372,516	General banking account

	~~W~~	4,362,463	6,761,879

(c)	The maturities of due from banks as of December 31, 2007 and 2006 were as follows:

	(in millions of Won)
	Due from banks in
At December 31, 2007			Foreign
	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	4,676,646	1,226,676	29,508	5,932,830
Due after 3 months through 6 months		188,882	26,977	—	215,859
Due after 6 months through 1 year		562,617	30,017	—	592,634
Due after 1 year through 3 years		110,465	—	—	110,465
Thereafter		491,622	17	—	491,639

	~~W~~	6,030,232	1,283,687	29,508	7,343,427

	(in millions of Won)
	Due from banks in
At December 31, 2006			Foreign
	Won		currencies	Gold	Total
Due in 3 months or less	~~W~~	7,203,585	400,394	61,981	7,665,960
Due after 3 months through 6 months		80,438	10,673	—	91,111
Due after 6 months through 1 year		223,612	73,006	—	296,618
Due after 1 year through 3 years		146,092	26,441	—	172,533
Thereafter		174,265	102,046	—	276,311

	~~W~~	7,827,992	612,560	61,981	8,502,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities
     Securities as of December 31, 2007 and 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Trading securities	~~W~~	11,741,035	5,516,622
Available-for-sale securities		22,089,088	17,978,765
Held-to-maturity securities		8,234,286	7,558,816
Equity method investment securities		1,383,465	230,199

Total securities	~~W~~	43,447,874	31,284,402

(a)	Trading securities
i)	Trading securities as of December 31, 2007 and 2006 consisted of the following:

	(in millions of Won)
	Won
	2007		2006
Equity securities:

Stocks	~~W~~	408,464	442,470

Debt securities:

Government bonds		1,278,243	1,782,150
Finance debentures		3,726,392	1,324,468
Corporate bonds		834,814	664,946

		5,839,449	3,771,564

Beneficiary certificates		258,830	267,673
Commercial paper		4,740,856	102,994
Securities in foreign currencies		7,949	13,617
Other		485,487	918,304

	~~W~~	11,741,035	5,516,622

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, continued
ii)	Details of debt securities classified as trading securities as of December 31, 2007 and 2006 were as follows:

			(in millions of Won)
	2007
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	1,302,241	1,278,039	1,295,700	1,278,243
Finance debentures		3,792,550	3,743,413	3,739,501	3,726,392
Corporate bonds		836,068	836,334	857,430	834,814

	~~W~~	5,930,859	5,857,786	5,892,631	5,839,449

			(in millions of Won)
	2006
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	1,806,891	1,782,227	1,798,619	1,782,150
Finance debentures		1,352,293	1,326,593	1,342,537	1,324,468
Corporate bonds		1,169,113	665,417	683,149	664,946

	~~W~~	4,328,297	3,774,237	3,824,305	3,771,564

(*)	Fair value of debt securities is measured by applying the lesser of two quoted prices provided by two bond pricing institutions, as of the latest trading day from the balance sheet date.

(**)	The difference between fair value and book value is recorded as accrued income.
iii)	Trading securities denominated in foreign currencies classified by issuing country as of December 31, 2007 and 2006 were as follows:

				(in millions of Won and thousands of U.S. dollars, except ratio)
	2007				2006
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$—	~~W~~	—	—	$14,648	~~W~~	13,617	100.00
China	1,328		1,246	15.67	—		—	—
Japan	2,733		2,564	32.26	—		—	—
Hong Kong	4,412		4,139	52.07	—		—	—

	$8,473	~~W~~	7,949	100.00	$14,648	~~W~~	13,617	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, continued
(b)	Available-for-Sale Securities
i)	Available-for-sale securities as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Equity securities:
Stocks	~~W~~	5,076,279	3,964,409
Investment in special funds		309,669	123,409

		5,385,948	4,087,818
Debt securities:
Government bonds		1,755,197	1,440,814
Finance debentures		8,088,581	5,208,043
Corporate bonds		3,364,156	3,589,085

		13,207,934	10,237,942

Beneficiary certificates		1,702,942	2,418,722
Securities in foreign currencies		1,555,769	1,111,819
Other		236,495	122,464

	~~W~~	22,089,088	17,978,765

ii)	Details of debt securities classified as available-for-sale securities as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	1,835,339	1,781,063	1,802,979	1,755,197
Finance debentures		8,246,731	8,192,290	8,175,575	8,088,581
Corporate bonds		3,547,727	3,550,538	3,572,237	3,364,156

	~~W~~	13,629,797	13,523,891	13,550,791	13,207,934

(in millions of Won)

	2006
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	1,482,978	1,457,791	1,474,501	1,440,814
Finance debentures		5,256,830	5,213,114	5,249,424	5,208,043
Corporate bonds		3,828,440	3,639,405	3,553,278	3,589,085

	~~W~~	10,568,248	10,310,310	10,277,203	10,237,942

(*)	Fair value of debt securities is measured by applying the lesser of two quoted prices provided by two bond pricing institutions, as of the latest trading day from the balance sheet date.

(**)	The difference between fair value and book value is recorded as accrued income.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6) Securities, continued
iii)	The maturity of available-for-sale debt securities as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Government		Finance	Corporate
At December 31, 2007	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	61,943	1,634,230	240,407	1,936,580
Due after 3 months through 6 months		34,822	741,599	256,324	1,032,745
Due after 6 months through 1 year		442,445	835,176	1,088,186	2,365,807
Due after 1 year through 3 years		790,557	4,590,859	1,572,885	6,954,301
Thereafter		425,430	286,717	206,354	918,501

	~~W~~	1,755,197	8,088,581	3,364,156	13,207,934

(in millions of Won)

	Government		Finance	Corporate
At December 31, 2006	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	45,048	1,286,549	132,814	1,464,411
Due after 3 months through 6 months		40,322	963,958	159,077	1,163,357
Due after 6 months through 1 year		251,660	1,542,405	720,785	2,514,850
Due after 1 year through 3 years		738,451	1,302,157	2,222,045	4,262,653
Thereafter		365,333	112,974	354,364	832,671

	~~W~~	1,440,814	5,208,043	3,589,085	10,237,942

iv)	Available-for-sale securities denominated in foreign currencies classified by issuing country as of December 31, 2007 and 2006 were as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2007				2006
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$912,515	~~W~~	856,123	55.03	$768,528	~~W~~	714,424	64.26
U.S.A.	413,818		388,244	24.96	231,710		215,394	19.37
Malaysia	—		—	—	4,968		4,618	0.42
Hong Kong	11,747		11,019	0.70	11,378		10,577	0.95
U.A.E	5,004		4,695	0.30	5,026		4,672	0.42
Japan	20,846		19,557	1.26	7,187		6,681	0.60
Other	294,320		276,131	17.75	167,225		155,453	13.98

	$1,658,250	~~W~~	1,555,769	100.00	$1,196,022	~~W~~	1,111,819	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, continued
v)	Equity securities restricted for sale for a certain period as of December 31, 2007 were as follows:
(in millions of Won)

	2007
	Book value		Restricted until
Hynix Semiconductor Inc.		694,169	Merger & Acquisition
SK Networks Co., Ltd.		399,031	Joint-sale by creditors
Hyundai Engineering & Construction Co., Ltd.		316,545	Merger & Acquisition
Visa Card		128,351	3 years from IPO
Ssangyong Cement Industrial Co., Ltd.		125,560	Merger & Acquisition
Daewoo International Corporation		53,314	Joint-sale by creditors
SK Networks Co., Ltd.(redeemable preferred stock)		45,556	April 30, 2008
Daewoo Engineering & Construction Co., Ltd.		36,777	December 15, 2008
Ssangyong Engineering & Construction Co., Ltd.		21,647	Merger & Acquisition
Huchems Co., Ltd.		11,634	July 8, 2011
Daewoo Electronics Co., Ltd.		3,624	March 31, 2009
Saehan Industries Inc.,		3,387	December 31, 2008
Other		26,744

	~~W~~	1,866,339

vi)	Changes in impairment loss on available-for-sale securities

Details of impairment loss and reversal of impairment loss on available-for-sale securities for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007			2006
	Impairment		Reversal	Impairment	Reversal
Equity securities	~~W~~	8,838	2,373	24,708	96,017
Investment in private equity funds and other		—	62,000	—	—
Other		—	—	226	247
Debt securities		8,749	98,426	83,652	213,078

	~~W~~	17,587	162,799	108,586	309,342

vii)	Structured notes as of December 31, 2007 consisted of the following:
(in millions of Won)

	Par		Book
	value		value	Inherent risk
Floating rate notes with long term Korean government bond interest	~~W~~	331,744	332,300	Reduction of interest income due to decline in long term rates
Credit linked notes		253,971	215,233	Loss from a credit event

	~~W~~	585,715	547,533

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, Continued
(c)	Held-to-maturity securities
i)	Held-to-maturity securities as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	Won
	2007		2006
Government bonds	~~W~~	1,516,894	1,201,254
Finance debentures		4,888,201	4,960,892
Corporate bonds		1,780,830	1,328,867
Securities in foreign currencies		48,361	67,803

	~~W~~	8,234,286	7,558,816

ii)	Details of debt securities classified as held-to-maturity securities as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	1,547,412	1,510,283	1,532,931	1,516,894
Finance debentures		4,896,000	4,891,613	4,906,032	4,888,201
Corporate bonds		1,785,231	1,783,917	1,770,785	1,780,830

		8,228,643	8,185,813	8,209,748	8,185,925

(in millions of Won)

	2006
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	1,202,019	1,204,267	1,222,292	1,201,254
Finance debentures		4,992,000	4,959,859	5,028,697	4,960,892
Corporate bonds		1,325,000	1,330,228	1,339,036	1,328,867

		7,519,019	7,494,354	7,590,025	7,491,013

(*)	Fair value of debt securities is measured by applying lesser of two quoted prices provided by two bond pricing institutions, as of the latest trading day from the balance sheet date..

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, continued
iii)	The maturity of held-to-maturity securities as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Government		Finance	Corporate
At December 31, 2007	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	60,489	739,160	—	799,649
Due after 3 months through 6 months		11,936	727,778	89,863	829,577
Due after 6 months through 1 year		360,081	1,028,680	601,952	1,990,713
Due after 1 year through 3 years		778,348	1,397,801	588,953	2,765,102
Thereafter		306,040	994,782	500,062	1,800,884

	~~W~~	1,516,894	4,888,201	1,780,830	8,185,925

(in millions of Won)

	Government		Finance	Corporate
At December 31, 2006	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	5,881	99,923	30,011	135,815
Due after 3 months through 6 months		53,420	421,922	4,999	480,341
Due after 6 months through 1 year		92,568	1,078,157	150,178	1,320,903
Due after 1 year through 3 years		951,070	2,888,217	1,029,627	4,868,914
Thereafter		98,315	472,673	114,052	685,040

	~~W~~	1,201,254	4,960,892	1,328,867	7,491,013

iv)	Held-to-maturity securities denominated in foreign currencies classified by issuing country as of December 31, 2007 and 2006 were as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2007				2006
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$28,394	~~W~~	26,642	55.09	$41,903	~~W~~	38,953	57.45
U.S.A.	18,218		17,092	35.35	24,308		22,597	33.33
Other	4,932		4,627	9.56	6,728		6,253	9.22

	$51,544	~~W~~	48,361	100.00	$72,939	~~W~~	67,803	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, Continued
(d)	Investment in Associates

Details of equity method investment securities as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
			Acquisition	Equity	Accumulated
			(dividend/	method	other
	Beginning		disposal),	income	comprehensive	Ending
Subsidiaries	balance		net	(loss)	income	Balance
Shinhan BNP Paribas ITMC	~~W~~	24,790	(4,600)	10,650	1	30,841
SH&C Life Insurance		17,612	—	13	(600)	17,025
Shinhan Macquarie		29	(315)	3,820	—	3,534
SHC Management Co., Ltd.		—	1,082,364(* )	4,286	—	1,086,650
Shinhan Data System Co., Ltd.		3,028	—	616	—	3,644
Shinhan Finance Ltd.		78,171	—	(344)	723	78,550
Daewoo Capital Co., Ltd.		45,837	—	26,002	—	71,839
Macquarie Shinhan Infrastructure Management Co., Ltd.		2,502	(5,470)	18,175	15	15,222
Shinhan Vina Bank		13,882	2,802	3,676	141	20,501
CFAG Corporate Restructuring Fund 8th		533	—	—	—	533
Shinhan Corporate Restructuring Fund 3rd		3,692	(3,839)	278	(131)	—
Shinhan Corporate Restructuring Fund 5th		356	4,050	(96)	—	4,310
Shinhan Corporate Restructuring Fund 6th		1,061	360	1,622	5,776	8,819
Shinhan Corporate Restructuring Fund 7th		8,191	(7,505)	—	(686)	—
Shinhan Corporate Restructuring Fund 8th		20,062	3,400	(213)	—	23,249
DCC Corporate Restructuring Fund 1st		3,547	—	277	78	3,902
Now Corporate Restructuring Fund 2nd		2,074	(2,115)	41	—	—
Now Corporate Restructuring Fund 3rd		—	2,000	189	—	2,189
KTB Corporate Restructuring Fund 18th		4,832	(5,182)	1,164	—	814
High Technology Investment, Ltd.		—	920	808	2	1,730
KTIC 13 th CRV		—	1,200	(31)	—	1,169
KTIC 14 th CRV		—	(123)	123	—	—
KTIC 16 th CRV		—	5,000	(6)	(24)	4,970
HTIC 2nd CRV		—	4,000	(26)	—	3,974

	~~W~~	230,199	1,076,947	71,024	5,295	1,383,465

(*)	Reflects the change in accounting from a consolidating subsidiary to be accounted under the equity method.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(6)	Securities, Continued
(in millions of Won)

	2006
			Acquisition	Equity	Accumulated
			and	method	other
	Beginning		Dividend,	income	comprehensive	Ending
Subsidiaries	balance		net	(loss)	income	Balance
Shinhan BNP Paribas ITMC	~~W~~	24,103	(3,600)	4,288	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	29
Shinhan Data System Co., Ltd.		2,619	—	409	—	3,028
Shinhan Finance Ltd.		—	73,508	8,066	(3,403)	78,171
Daewoo Capital Co., Ltd.		58,591	—	16,898	(29,652)	45,837
Macquarie Shinhan Infrastructure Management Co., Ltd.		429	(38,660)	40,760	(27)	2,502
Shinhan Vina Bank		12,660	—	2,264	(1,042)	13,882
CFAG Corporate Restructuring Fund 8th		536	—	(4)	—	533
Shinhan Corporate Restructuring Fund 3rd		4,652	(1,740)	482	298	3,692
Shinhan Corporate Restructuring Fund 5th		—	450	(94)	—	356
Shinhan Corporate Restructuring Fund 6th		—	1,081	(20)	—	1,061
Shinhan Corporate Restructuring Fund 7th		—	4,750	2,755	686	8,191
Shinhan Corporate Restructuring Fund 8th		—	20,100	(38)	—	20,062
YCC Corporate Restructuring Fund 1st		—	3,500	47	—	3,547
Now Corporate Restructuring Fund 2nd		—	1,808	266	—	2,074
KTB Corporate Restructuring Fund 18th		—	5,000	(168)	—	4,832

	~~W~~	120,393	64,181	78,443	(32,818)	230,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7)	Loans
(a)	Loans outstanding as of December 31, 2007 and December 31, 2006 consisted of the following:
(in millions of Won)

	2007		2006
Loans in Won	~~W~~	113,326,297	94,651,652
Loans in foreign currencies		9,428,370	8,012,288
Domestic import usance bills		2,378,577	2,057,881
Loans in gold		4,608	3,236
Call loans		596,854	342,147
Bills bought in Won		1,981,339	5,610,130
Bills bought in foreign currency		3,427,609	3,237,204
Advances to customers		13,367	21,412
Credit card accounts		12,563,728	3,518,137
Bonds purchased under resale agreement		65,903	785,468
Privately placed bonds		3,777,854	4,770,208
Factoring receivables		69,872	157,999
Financing leases (note 8)		1,262,431	401,527
CMA assets		787,067	606,559
Other		1,362,865	11,697

		151,046,741	124,187,545

Add (Less):
allowance for loan losses		(2,953,577)	(1,880,902)
present value premium (discount)		(10,855)	40,005
deferred loan origination fees		(154,398)	(44,918)

	~~W~~	147,927,911	122,301,730

(b)	Loan maturities as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

			Loans in foreign
At December 31, 2007	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	20,683,333	1,719,174	14,580,362	36,982,869
Due after 3 months through 6 months		16,294,156	1,944,870	3,824,850	22,063,876
Due after 6 months through 1 year		29,143,410	1,632,628	3,561,418	34,337,456
Due after 1 year through 3 years		18,672,363	1,648,251	5,018,885	25,339,499
Thereafter		28,533,035	2,483,447	1,306,559	32,323,041

	~~W~~	113,326,297	9,428,370	28,292,074	151,046,741

(in millions of Won)

			Loans in foreign
At December 31, 2006	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	17,737,615	1,213,990	14,378,585	33,330,190
Due after 3 months through 6 months		12,939,516	1,692,192	1,838,018	16,469,726
Due after 6 months through 1 year		24,006,547	1,831,170	1,999,246	27,836,963
Due after 1 year through 3 years		14,811,079	2,066,337	2,799,002	19,676,418
Thereafter		25,156,895	1,208,599	508,754	26,874,248

	~~W~~	94,651,652	8,012,288	21,523,605	124,187,545

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7)	Loans, Continued
(c)	Loans classified by issuing country as of December 31, 2007 and 2006 were as follows:
(in millions of Won, except ratio)

	2007
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	113,326,297	5,319,956	27,815,248	146,461,501	96.96
U.S.A.		—	1,080,987	50,013	1,131,000	0.75
U.K.		—	29,100	—	29,100	0.02
Japan		—	784,669	2,089	786,758	0.52
Germany		—	—	78,989	78,989	0.05
Vietnam		—	95,722	10,098	105,820	0.07
China		—	419,040	2,087	421,127	0.28
Other		—	1,698,896	333,550	2,032,446	1.35

	~~W~~	113,326,297	9,428,370	28,292,074	151,046,741	100.00

(in millions of Won, except ratio)

	2006
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	94,651,652	5,989,569	21,302,939	121,944,160	98.19
U.S.A.		—	741,627	33,015	774,642	0.62
U.K.		—	73,750	13,245	86,995	0.07
Japan		—	657,284	16,535	673,819	0.54
Germany		—	—	71,916	71,916	0.06
Vietnam		—	80,570	11,645	92,215	0.07
China		—	316,333	41,254	357,587	0.29
Other		—	153,155	33,056	186,211	0.16

	~~W~~	94,651,652	8,012,288	21,523,605	124,187,545	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7) Loans, Continued
(d)	Loans classified by consumer as of December 31, 2007 and 2006 were as follows:
(in millions of Won, except ratio)

	2007
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	55,791,968	9,404,217	13,439,339	78,635,524	52.06
Household		55,814,489	24,153	14,788,865	70,627,507	46.76
Public and other		1,719,840	—	63,870	1,783,710	1.18

	~~W~~	113,326,297	9,428,370	28,292,074	151,046,741	100.00

(in millions of Won, except ratio)

	2006
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	42,652,467	7,896,547	16,197,972	66,746,986	53.74
Household		50,343,316	10,449	5,252,133	55,605,898	44.78
Public and other		1,655,869	105,292	73,500	1,834,661	1.48

	~~W~~	94,651,652	8,012,288	21,523,605	124,187,545	100.00

(e)	Restructured loans due to commencement of bankruptcy proceedings, debt restructuring proceedings by creditors or workout programs for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Corporate loans		Household loans	Total
Modification of terms	~~W~~	35,959	25,496	61,455

Balance before restructuring		35,959	25,496	61,455
Balance after restructuring		18,630	18,487	37,117

Loss resulting from restructuring	~~W~~	17,329	7,009	24,338

(in millions of Won)

	2006
	Corporate loans		Household loans	Total
Modification of terms	~~W~~	45,101	39,497	84,598

Balance before restructuring		45,101	39,497	84,598
Balance after restructuring		42,542	28,008	70,550

Loss resulting from restructuring	~~W~~	2,559	11,489	14,048

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7) Loans, Continued
(f)	Changes in allowance for losses on loans, accounts receivable and accrued income for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Bank	~~W~~	1,707,022	281,822	1,988,844
Shinhan Bank (Trust account)		9,053	22	9,075
SH Asset Management		29	(6)	23
Shinhan Asia		839	(172)	667
Shinhan Bank America		2,259	2,931	5,190
Shinhan Europe		796	792	1,588
Shinhan Card (formerly LG Card Co., Ltd.)		—	947,736	947,736
Good Morning Shinhan Securities		29,510	6,727	36,237
Shinhan Life Insurance		19,817	1,563	21,380
SHC Management (formerly Shinhan Card Co., Ltd.)		147,787	(147,787)	—
Shinhan Capital		31,340	10,093	41,433
Jeju Bank		26,313	5,536	31,849

	~~W~~	1,974,765	1,109,257	3,084,022

(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Bank	~~W~~	1,572,832	134,190	1,707,022
Shinhan Bank (Trust account)		7,836	1,217	9,053
Shinhan Finance		1,265	(1,265)	—
SH Asset Management		19	10	29
Shinhan Asia		3,882	(3,043)	839
Shinhan Bank America		2,833	(574)	2,259
Shinhan Europe		781	15	796
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
SHC Management (formerly Shinhan Card Co., Ltd.)		67,400	80,387	147,787
Shinhan Capital		30,373	967	31,340
Jeju Bank		25,329	984	26,313

	~~W~~	1,757,546	217,219	1,974,765

Allowance for losses on other assets (note 11) and allowance for disposition of operating lease assets (note 8) are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7) Loans, Continued
(g)	As of December 31, 2007 and 2006, details of loan balances including other accounts receivable and other suspense receivable and the related allowance for credit losses by asset credit risk classification were as follows:
(in millions of Won, except provision ratio)

		2007
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	78,750,991	747,684	0.95
	Precautionary		970,688	93,389	9.62
	Substandard		360,565	91,403	25.35
	Doubtful		57,117	44,061	77.14
	Estimated loss		349,301	349,301	100.00

			80,488,662	1,325,838	1.65

Household loans	Normal		55,552,059	544,144	0.98
	Precautionary		189,012	19,194	10.15
	Substandard		154,869	31,091	20.08
	Doubtful		81,101	42,637	52.57
	Estimated loss		63,847	63,846	100.00

			56,040,888	700,912	1.25

Credit card loans	Normal		11,610,185	320,979	2.76
	Precautionary		539,072	187,119	34.71
	Substandard		17	4	23.53
	Doubtful		76,181	45,708	60.00
	Estimated loss		338,216	338,216	100.00

			12,563,671	892,026	7.10
Other			2,288,208	165,246	7.22

		~~W~~	151,381,429	3,084,022	2.04

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7) Loans, Continued
(in millions of Won, except provision ratio)

		2006
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	68,463,503	538,855	0.79
	Precautionary		1,147,126	114,803	10.01
	Substandard		309,807	101,394	32.73
	Doubtful		7,288	5,469	75.04
	Estimated loss		266,626	266,626	100.00

			70,194,350	1,027,147	1.46

Household loans	Normal		49,880,118	494,706	0.99
	Precautionary		184,488	18,398	9.97
	Substandard		185,413	39,932	21.54
	Doubtful		124,819	76,414	61.22
	Estimated loss		57,762	57,762	100.00

			50,432,600	687,212	1.36

Credit card loans	Normal		3,308,011	46,415	1.40
	Precautionary		97,893	14,685	15.00
	Substandard		26	8	30.77
	Doubtful		61,729	37,038	60.00
	Estimated loss		50,478	50,478	100.00

			3,518,137	148,624	4.22
Other			424,456	111,782	26.34

		~~W~~	124,569,543	1,974,765	1.59

(h) Loan Origination Fee
Changes in deferred loan origination fees for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Beginning balance	~~W~~	44,918	—
Increase		212,918	51,324
Decrease		103,438	6,406

Ending Balance	~~W~~	154,398	44,918

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(7) Loans, Continued
     (i) Cash Management Assets
     Cash management assets as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Bills discounted	~~W~~	650,572	265,150
Securities		88,018	341,409
Due from banks		48,477	—

	~~W~~	787,067	606,559

(8) Lease Assets
     (a) As of December 31, 2007 and 2006, details of operating lease assets were as follows:
(in millions of Won)

	2007		2006
Operating lease assets	~~W~~	428,861	278,910
Accumulated depreciation		(302,353)	(165,304)
Allowance for loss on disposition of operating lease assets		(464)	(464)

	~~W~~	126,044	113,142

     (b) Future lease receivables as of December 31, 2007 is as follows:
(in millions of Won)

	Operating		Financing
	lease		lease	Total
2008.1.1 ~ 2008.12.31	~~W~~	97,127	464,931	562,058
2009.1.1 ~ 2009.12.31		30,620	446,908	477,528
2010.1.1 ~ 2010.12.31		22,723	301,605	324,328
2011.1.1 ~ 2011.12.31		41,997	95,610	137,607
Thereafter		643	120,795	121,438

		193,110	1,429,849	1,622,959
Unrealized interest income on financing leases		—	(167,418)	(167,418)

	~~W~~	193,110	1,262,431	1,455,541

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(9) Property and Equipment
     (a) Property and equipment as of of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Property and equipment:
Land	~~W~~	1,119,214	1,038,113
Buildings		1,064,672	982,284
Leasehold improvements		185,083	156,121
Vehicles and equipment		1,627,226	1,294,775
Construction in process		93,282	127,133

		4,089,477	3,598,426
Less: accumulated depreciation		(1,678,913)	(1,380,587)
accumulated impairment loss		(5,306)	(5,453)

	~~W~~	2,405,258	2,212,386

(b)	The officially declared value of land used in domestic branches at December 31, 2007 and 2006, as announced by the Minister of Construction and Transportation, was as follows:
(in millions of Won)

	Book value			Declared value
	2007		2006	2007	2006
Land (domestic only)	~~W~~	1,116,527	1,046,585	1,357,977	1,210,176

     The officially declared value, which is used for government purposes, does not represent the fair value.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(10) Goodwill (Negative Goodwill)
     Changes in goodwill and negative goodwill for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Beginning		Increase	Amortization	Ending
	balance		(decrease)	(reversal)	balance
Shinhan Bank	~~W~~	653,805	—	61,294	592,511
Shinhan Card (formerly LG Card Co., Ltd.)		—	4,204,442	240,038	3,964,404
Good Morning Shinhan Securities		93,525	—	17,004	76,521
Shinhan Life Insurance		372,742	—	41,803	330,939
SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)		320,572	(298,032)	22,540	—
Shinhan Bank America		—	15,588	—	15,588
Symphony Energy		—	9,946	746	9,200

		1,440,644	3,931,944	383,425	4,989,163
Jeju Bank		(3,599)	—	(685)	(2,914)

	~~W~~	1,437,045	3,931,944	382,740	4,986,249

(in millions of Won)

	2006
	Beginning			Amortization	Ending
	balance		Increase	(reversal)	balance
Shinhan Bank	~~W~~	722,613	—	68,808	653,805
Good Morning Shinhan Securities		110,529	—	17,004	93,525
Shinhan Life Insurance		414,545	—	41,803	372,742
SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)		343,112	—	22,540	320,572

		1,590,799	—	150,155	1,440,644
Jeju Bank		(4,284)	—	(685)	(3,599)

	~~W~~	1,586,515	—	149,470	1,437,045

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(11)	Other Assets
Other assets as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Accounts receivable	~~W~~	4,256,663	3,177,288
Advance payments		183,556	563,602
Prepaid expenses		136,242	67,596
Prepaid income taxes		40,175	436
Accrued interest income		1,159,321	919,117
Operating lease assets, net (note 8)		126,044	113,142
Security deposits paid		1,312,901	1,087,946
Derivative assets (note 31)		2,059,132	1,432,863
Deferred tax assets (note 27)		588,169	100,369
Other intangible assets		44,948	34,417
Sundry assets		2,731,990	1,913,244

		12,639,141	9,410,020
Less: allowance for losses		(129,981)	(93,399)
present value discount		—	(146)

	~~W~~	12,509,160	9,316,475

(12)	Deposits
(a)	Deposits as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Demand deposits:
Deposits in Won	~~W~~	38,247,513	37,691,750
Deposits in foreign currency		1,759,261	1,486,088

		40,006,774	39,177,838

Time deposits:

Deposits in Won		43,874,144	39,881,502
Deposits in foreign currency		3,707,497	2,725,494

		47,581,641	42,606,996

Negotiable certificates of deposits		15,842,782	13,237,299
Other		7,389,260	4,736,307

		110,820,457	99,758,440
Add: present value premium		79	1,083

	~~W~~	110,820,536	99,759,523

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(12)	Deposits, Continued
(b)	The maturities of deposits as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

				Negotiable
				certificate of
At December 31, 2007	Demand deposits		Time deposits	deposits	Other	Total
Due in 3 months or less	~~W~~	8,163,797	11,705,509	5,622,247	6,931,709	32,423,262
Due after 3 months through 6 months		5,575	6,829,674	2,498,668	7,587	9,341,504
Due after 6 months through 1 year		178,103	20,143,262	4,170,131	14,489	24,505,985
Due after 1 year through 3 years		1,338,082	4,977,730	3,473,259	31,193	9,820,264
Thereafter		30,321,217	3,925,466	78,477	404,282	34,729,442

	~~W~~	40,006,774	47,581,641	15,842,782	7,389,260	110,820,457

(in millions of Won)

				Negotiable
				certificate of
At December 31, 2006	Demand deposits		Time deposits	deposits	Other	Total
Due in 3 months or less	~~W~~	8,781,135	9,654,928	4,138,701	4,183,055	26,757,819
Due after 3 months through 6 months		—	5,754,721	1,605,080	13,425	7,373,226
Due after 6 months through 1 year		—	17,505,331	4,427,192	10,779	21,943,302
Due after 1 year through 3 years		—	4,991,205	3,019,755	23,891	8,034,851
Thereafter		30,396,703	4,700,811	46,571	505,157	35,649,242

	~~W~~	39,177,838	42,606,996	13,237,299	4,736,307	99,758,440

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(13)	Borrowings
(a)	Borrowings as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007	2006

Borrowings in Won	7,501,673	5,628,957
Borrowings in foreign currencies	7,655,564	5,275,611
Bonds sold with repurchase agreements	6,210,782	5,068,221
Bills sold	1,033,618	392,315
Due to the Bank of Korea in foreign currencies	130,385	122,327
Call money	1,673,449	1,686,263

	24,205,471	18,173,694

(b)	The maturities of borrowings as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
		Borrowings
	Borrowings	in foreign	Other
At December 31, 2007	in Won	currency	borrowings	Total
Due in 3 months or less	1,352,273	3,594,288	4,389,105	9,335,666
Due after 3 months through 6 months	1,859,650	2,115,659	1,256,829	5,232,138
Due after 6 months through 1 year	1,231,315	1,399,609	1,620,762	4,251,686
Due after 1 year through 3 years	2,057,235	296,017	1,781,538	4,134,790
Thereafter	1,001,200	249,991	—	1,251,191

	7,501,673	7,655,564	9,048,234	24,205,471

(in millions of Won)

	2006
		Borrowings
	Borrowings	in foreign	Other
At December 31, 2006	in Won	currency	borrowings	Total
Due in 3 months or less	2,852,739	2,339,919	3,791,335	8,983,993
Due after 3 months through 6 months	617,757	1,395,978	850,120	2,863,855
Due after 6 months through 1 year	437,983	893,497	2,548,163	3,879,643
Due after 1 year through 3 years	482,100	589,950	79,508	1,151,558
Thereafter	1,238,378	56,267	—	1,294,645

	5,628,957	5,275,611	7,269,126	18,173,694

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(14) Debentures
     (a) Debentures as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007	2006

Debentures in Won	38,213,371	26,623,390
Debentures in foreign currencies	4,372,597	2,861,368

	42,585,968	29,484,758

     (b) Details of debentures in Won as of December 31, 2007 and 2006 were as follows:

	2007		2006
		Interest		Interest
	Face value	rate(%)	Face value	rate(%)
Discounted debentures	1,350,000	4.43~5.18	2,160,000	4.43~4.83
Compound interest debentures	321,800	5.68	—	—
Coupon debentures	29,626,691	3.50~7.45	19,140,262	3.50~7.60
Subordinated debentures	4,343,207	5.10~7.70	4,043,657	5.10~7.75
Hybrid securities(*)	495,033	5.70~7.80	495,033	5.70~7.80
Convertible bond(**)	299,670	3.00	—	—
Bond with warrants(***)	282,665	3.00	—	—
Other	1,879,844	4.35~5.25	944,003	4.35~4.50

	38,598,910		26,782,955
Gain on fair value hedge	(480,820)		(98,976)

	38,118,090		26,683,979
Less: bond discounts	(52,305)		(68,332)
conversion rights adjustments (**)	(23,211)		—
stock warrants adjustments (***)	(18,907)		—
Add: premium on redemption of convertible bond (**)	99,001		—
premium on redemption of bond with warrants (***)	73,015		—
present value premium	17,687		7,743

	38,213,370		26,623,390

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(14) Debentures, Continued

(*)	The details of hybrid securities are summarized as follows:
          (i) Hybrid bond issued on June 28, 2003
(in millions of Won, except interest rate)

				First put option
Maturity	Face amount	Interest period	Interest rate (%)	date	Exercise by
		June 28, 2003- June 28, 2013	7.80
June 28, 2033	~~W~~ 272,564	June 28, 2013- June 28, 2033	7.80+(7.8-yield of Treasury Agency Bonds with maturity of 5 years)*50%	June 28, 2008	Shinhan Bank
          (ii) Hybrid bond issued on October 28, 2004
(in millions of Won, except interest rate)

				First put option
Maturity	Face amount	Interest period	Interest rate (%)	date	Exercise by
October 28, 2034	~~W~~ 222,469	October 28, 2004- October 28, 2014	5.70	October 28, 2009	Shinhan
		October 28, 2014- October 28, 2034	6.70		Bank

(**)	The Consolidated Company recorded conversion right in the amount of W1,890 million in capital surplus. As of December 31, 2007, 18,575 shares have been converted and 147,207 shares could be issued upon exercise of conversion right. Details of the convertible bond are as follows:

Conversion period :	From three months after issue date (2003.7.21) to one month before redemption date (2009.1.21)

Stock to be issued :	Common stock with par value of ~~W~~ 5,000 per share

Adjustment of conversion price :	The conversion price is adjusted for stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price

Special arrangement :	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.

Conversion price :	~~W~~ 2,035,704 per share as of December 31, 2007

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(14) Debentures, Continued

(***)	The Consolidated Company recorded stock warrants in the amount of W4,809 million in capital surplus. As of December 31, 2007, 1,179,249 shares have been issued and 142,157 shares could be issued upon exercise of the warrants. Details of the bond with stock warrants are as follows:

Exercise period of the warrants :	From three months after issue date (2003.8.12) to one month before redemption date (2009.2.12)

Stock to be issued :	Common stock with par value of W 5,000 per share

Adjustment of exercise price :	The exercise price is adjusted in case of stock issuances without consideration, stock dividends, or stock issuances at a price lower than the market price

Special arrangement :	In case of bankruptcy, claims to the principal of the convertible bond have a lower priority than all non-guaranteed, non-subordinated claim, but have a higher priority over claims of common and preferred stock shareholders and bondholders where special agreements inferior to convertible bonds apply.

Payment method for stock :	Cash or bond redemption

Exercise price :	~~W~~ 1,988,393 per share as of December 31, 2007
     (c) Details of debentures in foreign currencies as of December 31, 2007 and December 31, 2006 are as follows:
(in millions of Won and thousands of U.S. dollars, except interest rate)

	2007			2006
		Equivalent	Interest		Equivalent	Interest
	U.S. dollars	Won	rate (%)	U.S. dollars	Won	rate (%)
GMTN (*)	$2,218,832	~~W~~2,081,708	4.75 — 6.88	$1,855,836	~~W~~1,725,185	2.50 — 6.83
Hybrid securities(**)	650,000	609,830	5.66 — 6.82	650,000	604,240	5.66 — 6.82
Non-guaranteed debentures	1,361,500	1,277,359	4.01 — 7.47	190,000	176,624	4.27 — 5.90
Subordinated debentures	400,000	375,280	4.50 — 6.25	400,000	371,840	4.50 — 6.25

	$4,630,332	4,344,177		$3,095,836	2,877,889
Gain (loss) on fair value hedge		23,176			(29,746)

		4,367,353			2,848,143
Less: discount		(12,467)			(11,217)
Add: present value premium		17,711			24,442

		~~W~~4,372,597			~~W~~2,861,368

(*)	Shinhan Bank established a US$3,000,000 thousand Global Medium Term Note Programme (the “GMTN”) on August 4, 2004 which was subsequently updated on October 26, 2006 based on the merger between Chohung Bank and Shinhan Bank. On September 20, 2007, the Bank increased the GMTN to US$6,000,000 thousand. Details of the program are as follows:

Total amount which can be issued:	US$6,000,000 thousand

Place of trading:	Singapore Stock Exchange

Issue price:	Face value, discounted value or premium value

Maturity date and interest date:	Various depending on date of issuance

Redemption:	Lump-sum payment at maturity date

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(14) Debentures, Continued

(**)	Shinhan Bank issued hybrid securities on March 2, 2005. Details are as follows:

Maturity date:	March 2, 2035

Exercise date:	From March 2, 2015 to Maturity date

Interest payment:	From March 2, 2005 to March 2, 2015 (5.663%)
From March 2, 2015 to March 2, 2035 (3M Libor + 199 bps)

First put option date:	March 2, 2015

Shinhan Bank issued hybrid securities on September 20, 2006. Details are as follows:

Maturity date:	September. 20, 2036

Exercise date:	From September 20, 2016 to Maturity date

Interest payment:	From September 20, 2006 to September 20, 2016 (6.819%)
From September 20, 2016 to September 20, 2036 (3M Libor + 252 bps)

First put option date:	September 20, 2016
     (d) The maturities of debentures as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

		Debentures in
	Debentures	Foreign
At December 31, 2007	in Won	Currency	Total
Due in 3 months or less	3,670,089	144,224	3,814,313
Due after 3 months through 6 months	1,646,980	146,462	1,793,442
Due after 6 months through 1 year	6,761,040	368,985	7,130,025
Due after 1 year through 3 years	13,818,122	1,301,624	15,119,746
Thereafter	12,221,859	2,406,058	14,627,917

	38,118,090	4,367,353	42,485,443

(*)	~~W~~100,525 million of bond discounts and premium on redemption of debentures excluded.
(in millions of Won)

		Debentures in
	Debentures	Foreign
At December 31, 2006	in Won	Currency	Total
Due in 3 months or less	1,767,524	—	1,767,524
Due after 3 months through 6 months	1,412,009	74,368	1,486,377
Due after 6 months through 1 year	4,731,795	259,633	4,991,428
Due after 1 year through 3 years	11,368,801	563,840	11,932,641
Thereafter	7,403,850	1,950,302	9,354,152

	26,683,979	2,848,143	29,532,122

(*)	~~W~~47,364 million of bond discounts and premium on redemption of debentures excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(15) Retirement and Severance Benefits
Changes in retirement and severance benefits for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Estimated liability at beginning of year	~~W~~	332,973	251,102
Net transfer from acquisition and disposal of subsidiaries		80,462	—
Adjustment due to foreign exchange rate		9	(49)
Payments		(59,201)	(29,815)
Retirement benefit payable		(25,529)	(21,052)
Provision (*)		147,084	132,787

Estimated liability at end of year		475,798	332,973
Less: deposit for severance benefit insurance		(142,263)	(91,708)
Less: contribution to National Pension Fund		(1,398)	(76)

Ending balance		332,137	241,189

(*)	Includes retirement benefit payment recorded as insurance expense related to employees of Shinhan Life Insurance (~~W~~4,054 million in 2007 and ~~W~~3,698 million in 2006).
(16) Other Liabilities
Other liabilities as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Allowance for losses on guarantees and acceptances (note 18)	~~W~~	59,977	51,812
Other allowances (note 17)		1,147,696	424,930
Borrowings from trust accounts		913,916	820,027
Foreign exchange remittances pending		131,658	157,258
Securities sold		244,380	70,793
Accounts payable		5,019,893	3,280,490
Accrued expenses		3,624,376	2,384,623
Income tax payable		494,625	342,742
Dividend payable		2,945	2,414
Advance receipts		91,726	4,687
Unearned revenues		206,663	169,080
Taxes withheld		301,744	115,159
Security deposits received		451,231	235,245
Policy reserves (note 19)		5,684,119	4,873,536
Derivatives liabilities (note 31)		2,314,596	1,312,251
Deferred tax liabilities (note 27)		379,619	296,053
Domestic exchange remittances pending		1,175,340	2,229,242
Other		2,512,983	1,883,927

	~~W~~	24,757,487	18,654,269

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(17) Other Allowances
Other allowances as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Allowance for unused credit commitments		798,818	215,039
Allowance for bonus card points program		213,088	45,995
Allowance for expected loss related to tax inspection		4,512	83,077
Allowance for expected loss related to litigation		28,627	21,516
Allowance related to escheated funds		51,311	—
Other		51,340	59,303

	~~W~~	1,147,696	424,930

(18) Guarantees and Acceptances
     (a) The guarantees and acceptances as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Guarantees and acceptances outstanding

Guarantees and acceptances in Won:
Performance guarantees		2,583,486	1,367,116
Credit-linked derivatives		622,355	779,036
Guarantees on loan collateral		87,427	119,874
Financial guarantees		7,765	21,581
Guarantees on debentures		1,354	978
Guarantees on bills		—	11,500
Guarantees on letter of credit		6,647	—

		3,309,034	2,300,085

Guarantees and acceptances in foreign currencies:
Performance guarantees		2,532,767	767,662
Financial guarantees		187,710	281,606
Acceptances on letter of credit		325,576	258,210
Credit-linked derivatives		197,022	130,144
Acceptances for letters of guarantee for importers		124,417	146,576
Other		—	42,731

		3,367,492	1,626,929

Contingent guarantees and acceptances
Letters of credit		3,489,551	2,960,628
Performance guarantees		3,547,919	—
Financial guarantees		430	951

		7,037,900	2,961,579

	~~W~~	13,714,426	6,888,593

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(18) Guarantees and Acceptances, Continued
     (b) Guarantees and acceptances classified by country as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	3,309,034	100.00	3,051,872	90.63	6,925,608	98.40
U.S.A.		—	—	54,427	1.62	25,418	0.36
Japan		—	—	17,707	0.53	12,898	0.18
U.K.		—	—	8,971	0.27	6,973	0.10
China		—	—	10,152	0.30	22,594	0.32
Vietnam		—	—	17,049	0.51	7,109	0.10
Other		—	—	207,314	6.14	37,300	0.54

	~~W~~	3,309,034	100.00	3,367,492	100.00	7,037,900	100.00

(in millions of Won)

	2006
	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Korea	~~W~~	2,293,626	99.72	1,309,319	80.48	2,823,927	95.35
U.S.A.		—	—	76,879	4.73	38,726	1.31
Japan		6,459	0.28	25,683	1.58	6,034	0.20
U.K.		—	—	32,536	2.00	5,002	0.17
China		—	—	29,588	1.82	4,196	0.14
Vietnam		—	—	11,280	0.69	11,405	0.39
Other.		—	—	141,644	8.71	72,289	2.44

	~~W~~	2,300,085	100.00	1,626,929	100.00	2,961,579	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(18) Guarantees and Acceptances, Continued
(c)	Guarantees and acceptances classified by consumer as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
At December 31, 2007	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Corporate	~~W~~	3,309,034	100.00	3,367,492	100.00	7,037,900	100.00

(in millions of Won)

	Guarantees and acceptances outstanding in					Contingent guarantees
	Won			Foreign currencies		and acceptances
At December 31, 2006	Balance		Ratio(%)	Balance	Ratio(%)	Balance	Ratio(%)
Corporate	~~W~~	2,300,085	100.00	1,626,729	99.99	2,961,579	100.00
Household		—	—	200	0.01	—	—

		2,300,085	100.00	1,626,929	100.00	2,961,579	100.00

(d)	The allowance for losses on guarantees and acceptances as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total

Guarantees and acceptances outstanding:

Balance	~~W~~	6,662,304	9,835	1,313	—	3,074	6,676,526
Allowances		36,758	647	176	—	3,074	40,655

Ratio (%)		0.55	6.58	13.40	—	100.00	0.61

Contingent guarantees and acceptances:

Balance	~~W~~	7,020,529	9,422	452	1,836	5,661	7,037,900
Allowances		12,340	552	48	310	5,661	18,911

Ratio (%)		0.18	5.86	10.62	16.88	100.00	0.27

Total
Balance	~~W~~	13,682,833	19,257	1,765	1,836	8,735	13,714,426
Allowances		49,098	1,199	224	310	8,735	59,566

Ratio (%)		0.36	6.23	12.69	16.88	100.00	0.43

(*)	~~W~~411 million of allowance for endorsed bills excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(18) Guarantees and Acceptances, Continued
(in millions of Won)

	2006
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total

Guarantees and acceptances outstanding:

Balance	~~W~~	3,772,056	152,962	225	29	1,742	3,927,014
Allowances		20,226	15,580	45	12	1,742	37,605

Ratio (%)		0.54	10.19	20.00	41.38	100.00	0.96

Contingent guarantees and acceptances:

Balance	~~W~~	2,858,539	93,998	1,086	1,911	6,045	2,961,579
Allowances		4,547	3,127	116	191	6,045	14,026

Ratio (%)		0.16	3.33	10.68	9.99	100.00	0.47

Total

Balance	~~W~~	6,630,595	246,960	1,311	1,940	7,787	6,888,593
Allowances		24,773	18,707	161	203	7,787	51,631

Ratio (%)		0.37	7.57	12.28	10.46	100.00	0.75

(*)	~~W~~181 million of allowance for endorsed bills excluded.
(e)     As of December 31, 2007, 2006 and 2005, allowance ratios to guarantees and acceptances were as follows:
(in millions of Won)

	2007		2006	2005
Guarantees and acceptances	~~W~~	13,714,426	6,888,593	5,462,958
Allowances for loss on guarantees and acceptances	~~W~~	59,566	51,631	59,088

Ratio (%)		0.43%	0.75%	1.08%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(19)	Policy Reserves
     As of December 31, 2007 and 2006, details of policy reserves provided by insurance type were as follows:
(in millions of Won)

	2007				2006
	Individual		Group	Total	Individual	Group	Total
Premium reserve	~~W~~	5,334,333	66,789	5,401,122	4,563,356	71,129	4,634,485
Unearned premium reserve		1,718	1,069	2,787	2,568	428	2,996
Reserve for outstanding claims		227,615	32,698	260,313	189,174	27,093	216,267
Reserve for participating policyholders’ dividends		20,833	66	20,899	20,577	172	20,749
Dividend reserve for policyholders’ income participation		109	—	109	109	—	109
Reserve for reinsurance premium		(1,111)	—	(1,111)	(1,070)	—	(1,070)

	~~W~~	5,583,497	100,622	5,684,119	4,774,714	98,822	4,873,536

(20)	Pledged assets
     Assets pledged as collateral as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

Accounts	2007		2006	Pledged for
Cash and due from banks	~~W~~	62,269	2,745	Credit card loans and beneficiary certificates
Available-for-sale securities		8,987,041	8,736,293	Borrowings, derivatives trading
Land and buildings		123,817	123,536	Borrowings

	~~W~~	9,173,127	8,862,574

(21) Insured assets
     Details of insured assets as of December 31, 2007 and 2006 were as follows:

(in millions of Won)

Assets insured	2007		2006
Cash	~~W~~	18,057	9,149
Property and equipment used in operations		1,465,015	1,357,261
Other property and equipment		324,667	10,589

	~~W~~	1,807,739	1,376,999

In addition, the Consolidated Company maintains fire insurance for its assets, key employees’ indemnity insurance, workers’ compensation insurance for its employees and other insurance policies covering loss and liability arising from accidents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(22)	Assets and Liabilities Denominated in Foreign Currency
     Assets and liabilities denominated in foreign currency as of December 31, 2007 and 2006 were as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2007	2006	2007		2006
Assets:
Cash and due from banks	$1,614,631	969,613	~~W~~	1,514,849	901,352
Securities	1,825,685	1,382,632		1,712,860	1,285,292
Loans	17,219,964	15,084,066		16,155,768	14,022,148
Other assets	2,499,742	2,183,225		2,345,259	2,029,526

	$23,160,022	19,619,536	~~W~~	21,728,736	18,238,318

Liabilities:
Deposits	$5,804,284	4,572,422	~~W~~	5,445,578	4,250,525
Borrowings	10,740,496	8,011,870		10,076,730	7,447,833
Debentures	4,655,034	3,063,837		4,367,353	2,848,143
Other liabilities	2,156,981	2,579,972		2,023,680	2,398,341

	$23,356,795	18,228,101	~~W~~	21,913,341	16,944,842

(23) Capital Stock
     (a) Details of preferred stocks issued as of December 31, 2007 were as follows:

		Predetermined
	Number of	dividend rate (%)
	shares	(*)	Redeemable period
Redeemable preferred stock:
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010
Series 10 (**)	28,990,000	7.00	January 25, 2012 - January 25, 2027

	59,440,377

Convertible redeemable preferred stock:
Series 11 (***)	14,721,000	3.25	January 25, 2012 - January 25, 2027

	74,161,377

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(23) Capital Stock, Continued

(*)	Based on initial issuance price

(**)	Shinhan Financial Group maintains the right to redeem Series 10 redeemable preferred stock in part or in its entirety within the redeemable period. If the preferred shares are not redeemed by the end of the redeemable period, those rights will lapse.

(***)	Details with respect to the conversion right are as follows:

Conversion period : January 26, 2008 — January 25, 2012
Conversion ratio : One common stock per one preferred stock
Conversion price : W57,806
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for W172,831 million and W525,033 million, respectively. Additionally, Series 2 of redeemable preferred stocks of 9,316,792 shares, were redeemed on August 18, 2007 for W172,812 million. Therefore, capital stock amount differs from the total par value of outstanding capital stock.
(b)	Details of changes in capital stock for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won, except shares)

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2006	434,151,575	~~W~~	1,796,037	374,721
Preferred stock converted to common stock	—		111,801	(111,801)
Redemption of preferred stocks	(12,816,792)		—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920

Issuance of preferred stocks	43,711,000		—	218,555
Redemption of preferred stocks	(9,316,792)		—	—
Acquisition of LG Card Co., Ltd. through share exchange (note 4)	14,631,973		73,160	—

Balance at December 31, 2007	470,360,964	~~W~~	1,980,998	481,475

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(c)	Details of preferred stock redeemed (to be redeemed) by appropriation of retained earnings as of December 31, 2007 and 2006 were as follows:
(in millions of Won, except shares and price per share)

	Number of		Redemption price
December 31, 2007	shares	Redemption date	per share		Redemption amount
Series 3 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812
Series 3 redeemable preferred stock	2,433,334	August 18, 2007		150,006		365,014

	11,750,126				~~W~~	537,826

(in millions of Won, except shares and price per share)

	Number of		Redemption price
December 31, 2006	shares	Redemption date	per share		Redemption amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(24) Capital Adjustments
     Capital adjustments as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Treasury stock	~~W~~	(28)	(161,504)
Stock options:
Options granted by Shinhan Financial Group		—	44,491
Options granted by subsidiaries		—	(13,486)

		—	31,005
Other		198,396	198,398

	~~W~~	198,368	67,899

(a) Share-Based Payment
     1) Details of cash-settled share-based payment granted as of December 31, 2007 were as follows:

	1st grant		2nd grant		3rd grant		4th grant
Grant date	May 22, 2002		May 15, 2003		March 25, 2004		March 30, 2005
Exercise price in Won	~~W~~	18,910	~~W~~	11,800	~~W~~	21,595	~~W~~	28,006
Number of shares granted		1,004,200		1,156,300		1,301,600		2,695,200
Vesting period	Within four		Within four		Within three		Within four
	years after		years after		years after		years after
	two years		two years		two years		three years
	from grant date		from grant date		from grant date		from grant date
Changes in number of shares granted:
Balance at January 1, 2007		607,065		723,613		1,141,423		2,381,090
Exercised		314,214		297,358		425,384		12,509
Balance at December 31, 2007		292,851		426,255		716,039		2,369,031
Exercisable at December 31, 2007		292,851		426,255		716,039		—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(24) Capital Adjustments, Continued
2)	Details of share-based payments for which Shinhan Financial Group has the option of cash or equity settlement as of December 31, 2007 were as follows:

	5th grant	6th grant
Grant date	March 21, 2006	March 20, 2007
Exercise price in Won	~~W~~38,829	~~W~~54,560
Number of shares granted	3,296,200	1,301,050
Vesting period	Within four years after three years from grant date	Within four years after three years from grant date

Conditions:
Service period	Two years from grant date	Two years from grant date
Market performance
Management	Increase rate of stock price and target ROE	Increase rate of stock price and target ROE

Employee	Net income for two years	Achievement of target ROE for three years

Changes in number of shares granted:
Balance at January 1, 2007	3,098,069	—
Granted	—	1,301,050
Canceled or forfeited	309,371	133,750
Exercised	—	—
Balance at June 30, 2007	2,788,698	1,167,300

Assumptions used to determine the fair value of options:

Risk-free interest rate		5.58%
Expected exercise period		4.22 years
Expected stock price volatility		8.47%
Expected dividend yield		2.87%
		Management :~~W~~7,190
Weighted average fair value		Employee :~~W~~5,730
The Consolidated Company decided to cash-settle the fifth grant and the Consolidated Company accordingly recognized compensation costs as an expense and a liability, based on past experience which provides a reasonable basis that the share-based payments will be paid in cash. For the sixth grant, pursuant to the newly adopted SKAS No. 22, the Consolidated Company recognized compensation costs as an expense and a liability as accrued expense.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(24) Capital Adjustments, Continued
3)	Changes in stock compensation costs for the year ended December 31, 2007 were as follows:
(in millions of Won)

		Employee of
Stock options		Shinhan
granted	Stock compensation cost	Financial Group		Subsidiaries	Total

1st	Recorded at beginning of the period	~~W~~	3,647	13,266	16,913
	Incurred during the period		1,085	3,954	5,039
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		5,233	20,072	25,305
	Incurred during the period		1,195	4,409	5,604
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		7,271	21,465	28,736
	Incurred during the period		2,174	6,199	8,373
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		3,548	20,283	23,831
	Incurred during the period		5,590	30,949	36,539
	To be recorded in subsequent periods		—	—	—

5th	Recorded at beginning of the period		3,036	17,624	20,660
	Incurred during the period		2,948	13,287	16,235
	To be recorded in subsequent periods		717	3,149	3,866

6th	Recorded at beginning of the period		—	—	—
	Incurred during the period		586	2,965	3,551
	To be recorded in subsequent periods		906	3,511	4,417

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(25) Accumulated Other Comprehensive Income
(a)	Consolidated accumulated other comprehensive income as of December 31, 2007 and 2006 consisted of the following:
(in millions of Won)

	2007		2006
Unrealized gain on available-for-sale securities	~~W~~	1,528,128	1,388,631
Unrealized holding gain on equity method investment securities		4,479	869
Unrealized holding loss from equity method investment securities		(34,075)	(34,179)
Cumulative effects of foreign currency translation adjustments		(25,329)	(31,392)
Gain(loss) from effective portion of changes in fair value of cash flow hedges		4,132	(526)

	~~W~~	1,477,335	1,323,403

(b)	Comprehensive income for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Net income	~~W~~	2,475,513	1,842,513
Other comprehensive income
Unrealized gain on available-for-sale securities		139,611	422,629
Change in unrealized holding gain on equity method investment securities		3,610	(792)
Change in unrealized holding loss from equity method investment securities		101	(31,361)
Cumulative effects of foreign currency translation adjustments		6,063	499
Gain (loss) from effective portion of changes in fair value of cash flow hedges		5,301	(2,981)

Comprehensive income		2,630,199	2,230,507

Comprehensive income — majority interest		2,550,309	2,221,274
Comprehensive income — minority interest		79,890	9,233

	~~W~~	2,630,199	2,230,507

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(26) General and Administrative Expenses
Details of general and administrative expenses for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	Won
	2007		2006
Salaries and wages	~~W~~	1,395,678	1,040,073
Provision for retirement and severance benefits		143,030	129,089
Retirement and severance benefits paid due to early retirement		140,838	133,404
Other employee benefits		541,100	535,955
Rental		163,236	117,727
Entertainment		23,394	18,654
Depreciation		302,593	207,527
Amortization		402,980	159,492
Tax and dues		170,697	92,343
Advertising		168,801	74,127
Other		514,339	464,489

	~~W~~	3,966,686	2,972,880

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(27) Income Taxes
(a)	The Consolidated Company is subject to income taxes based on taxable income, which result in the nominal tax rate of 27.5%. The components of income tax expense for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Current income tax expense	~~W~~	940,283	649,432
Changes in temporary difference		(190,602)	98,031
Income tax expense included in stockholders’ equity		(56,931)	(77,504)
Change in net operating loss		(155,843)	(307)

	~~W~~	536,907	669,652

(b)	Reconciliation of income before income taxes for financial reporting purposes and taxable income for the years ended December 31, 2007 and 2006 are as follows:
(in millions of Won)

	2007		2006
Income before income taxes	~~W~~	3,886,521	2,513,677
Increase (decrease) from permanent difference		3,213,745	(101,706)
Increase (decrease) from temporary difference		(2,592,432)	215,624

Taxable income	~~W~~	4,507,834	2,627,595

(c)	Effective tax rates for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007		2006
Income taxes	~~W~~	536,907	669,652
Income before income taxes		3,886,521	2,513,677

Effective income tax rate (%)	~~W~~	13.81	26.64

(d)	The deferred tax assets and liabilities that were directly charged or credited to equity as of December 31, 2007 and 2006 are as follows:
(in millions of Won)

	Temporary		Deferred tax
	difference		asset(liability)
Unrealized gain on available-for-sale securities, net	~~W~~	192,566	(52,955)
Gain (loss) from effective portion of changes in fair value of cash flow hedges		7,312	(2,011)
Unrealized holding loss on equity method investments securities, net		5,666	(1,965)

	~~W~~	205,544	(56,931)

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(27) Income Taxes, Continued
(e)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
					Ending
	Beginning balance(*)		Increase	Decrease	balance
Deductible temporary differences:
Securities	~~W~~	14,715	30,951	—	45,666
Impairment loss on securities		1,377,148	—	231,733	1,145,415
Retirement and severance benefits		201,152	38,550	—	239,703
Provision for loan losses		10,320	124,730	—	135,050
Other allowances		329,149	708,816	—	1,037,965
Stock compensation costs		10,060	—	9,865	194
Restructured loans		1,103	—	—	1,103
Allowance for losses on guarantees and acceptances		51,812	8,228	—	60,040
Other		897,855	599,585	42,020	1,455,420

		2,893,314	1,510,860	283,618	4,120,556

Taxable temporary differences:
Securities		2,388,986	—	33,387	2,355,599
Unrealized gain on securities		143,159	73,143	—	216,302
Accrued income		309,917	174,434	—	484,351
Group retirement and severance benefits		187,408	40,263	—	227,671
Other		547,440	—	161,409	386,031

		3,576,910	287,840	194,796	3,669,954

Net		(683,596)			450,602
Unrealizable temporary differences (**)		(27,277)			(265,501)

Realizable temporary differences		(710,873)			185,101
Tax effect of cumulative temporary difference		(195,490)			50,902
Tax effect of cumulative temporary differences in overseas subsidiaries		1,482			1,498
Tax effects of tax loss carryforwards		307			156,150

Net deferred tax assets(liability)	~~W~~	(193,701)			208,550

(*)	Includes the difference between estimated taxes and the actual 2006 tax return.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(27)	Income Taxes, Continued

	(in millions of Won)
	2006
	Beginning				Ending
	balance(*)		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	9,807	4,908	—	14,715
Impairment loss on securities		1,118,824	—	896,071	222,753
Retirement and severance benefits		151,361	49,772	—	201,133
Provision for loan losses		345,018	—	317,954	27,064

Other allowances		216,543	112,409	—	328,952
Stock compensation costs		39,214	—	29,154	10,060
Restructured loans		331,068	—	330,281	787
Allowance for losses on guarantees and acceptances		177,303	—	125,478	51,825
Other		1,183,535	1,982,236	27,255	3,138,516

		3,572,673	2,149,325	1,726,193	3,995,805

Taxable temporary differences:

Securities		1,839,281	309,189	—	2,148,470
Unrealized loan on securities		746,725	—	706,420	40,305
Accrued income		227,433	80,960	—	308,393
Group retirement and severance benefits		145,326	—	139,828	5,498
Other		892,803	1,274,066	9,806	2,157,063

		3,851,568	1,664,215	856,054	4,659,729

Net		(278,895)	—	—	(663,924)
Unrealizable temporary differences (**)		(406,980)			(53,857)

Temporary difference of joint venture companies		33,261			—

Realizable temporary differences		(652,614)			(717,781)
Tax effect of cumulative temporary difference		(179,534)			(197,390)
Tax effect of cumulative temporary differences in overseas subsidiaries		3,893			1,399
Tax effects of tax loss carryforwards		177			307

Net deferred tax assets(liability)	~~W~~	(175,464)			(195,684)

(*)	Includes the difference between estimated taxes and the actual 2005 tax return.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(28)	Earnings Per Share
(a)	Basic Earnings per Share

Earnings per common share were calculated by dividing net income by the weighted average number of shares of common stock outstanding. Earnings per share for the years ended December 31, 2007 and 2006 were computed as follows:

	(in millions of Won, except shares)
	2007		2006
Net income	~~W~~	2,396,377	1,832,718
Dividends on preferred stock		(267,539)	(55,245)

Ordinary income available for common stock		2,128,838	1,777,473
Weighted average number of shares outstanding(*1)		382,730,606	372,168,522

Earnings per share in Won	~~W~~	5,562	4,776

(*1)	Weighted average number of common shares outstanding for the years ended December 31, 2007 and 2006 were as follows:

	2007
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2007	374,437,647	365	136,669,741,155
Common stock issued (9/21)	14,631,973	102	1,492,461,246
Disposition of treasury stocks (3/23~6/21)	7,129,967	—	1,534,522,884
Acquisition of treasury stocks (9/21)	(529)	102	(53,958)

Outstanding at December 31, 2007	396,199,058		139,696,671,327

			(÷) 365

			382,730,606

	2007
	Number	Number	Accumulated number
	of shares	of days	of shares
Outstanding at January 1, 2006	347,597,116	365	126,872,947,340
Conversion of convertible redeemable preferred stocks	22,360,301	365	8,161,509,865
Disposition of treasury stocks (4/25~11/30)	4,480,230	—	807,053,430

Outstanding at December 31, 2006	374,437,647		135,841,510,635

			(÷) 365

			372,168,522

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(28)	Earnings Per Share, Continued
(b)	Diluted Earnings per Share

Details of diluted earnings per share for the years ended December 31, 2007 and 2006 are as follows:

	(in millions of Won, except shares)
	2007		2006
Ordinary income available for common stock	~~W~~	2,128,838	1,777,473
Plus: dividends on redeemable convertible preferred stock		25,762	—

Diluted ordinary income and net earnings		2,154,600	1,777,473
Weighted average number of common shares outstanding		397,242,050	372,168,522

Diluted earnings per share in Won	~~W~~	5,424	4,776

(c)	Securities Applicable to Common Shares

	Exercise period	Exercisable Shares
Stock options	March 21, 2010 — March 20, 2014	1,167,300

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(29) Dividends
     (a) Dividends for the years ended December 31, 2007 and 2006 were as follows:

	(in millions of Won, except per share)
	2007
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		396,199,587	74,161,377	470,360,964
Shares excluded (*)		529	—	529

Total number of shares outstanding		396,199,058	74,161,377	470,360,435
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(18%)	3,558(71.16%)	1,319(26.38%)

Dividends	~~W~~	356,580	263,862	620,442

(*)	Dividends on shares held by subsidiaries as of December 31, 2007 were not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	(in millions of Won, except per share)
	Number of	Dividends per share	Dividend rate
	shares	in Won	per share (%)	Dividends

Redeemable preferred stock:

Series 3	9,316,792	730.674	14.61	6,807
Series 4	9,316,792	730.674	14.61	6,807
Series 5	9,316,793	730.674	14.61	6,808
Series 7	2,433,334	11,190	223.80	27,229
Series 8	66,666	11,790	235.80	786
Series 10	28,990,000	6,539.726	130.79	189,587
Series 11	14,721,000	1,755.164	35.10	25,838

	74,161,377			263,862

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(29) Dividends, Continued

	(in millions of Won, except per share)
	2006
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		381,567,614	39,767,169	421,334,783
Shares excluded (*)		7,129,967	—	7,129,967

Total number of shares outstanding		374,437,647	39,767,169	414,204,816
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(18%)	1,389(27.78%)	947(18.94%)

Dividends	~~W~~	336,994	55,245	392,239

(*)	Dividends on shares held by subsidiaries as of December 31, 2006 were not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:

	(in millions of Won, except per share)
	Number of	Dividends per share	Dividend rate
	shares	in Won	per share (%)	Dividends

Redeemable preferred stock:

Series 2	9,316,792	730.674	14.61	6,807
Series 3	9,316,792	″	″	6,807
Series 4	9,316,792	″	″	6,807
Series 5	9,316,793	″	″	6,808
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	786

	39,767,169			55,245

     (b) Payout ratios for the years ended December 31, 2007 and 2006 were calculated as follows:

	(in millions of Won, except payout ratio)
	2007				2006
	Common stocks		Preferred stocks	Total	Common stocks	Preferred stocks	Total
Dividends in Won	~~W~~	356,580	263,862	620,442	336,994	55,245	392,239
Net earnings in Won	~~W~~	2,132,515	263,862	2,396,377	1,777,473	55,245	1,832,718

Payout ratios (%)		16.72		25.89	18.96		21.40

(c) Dividend yields on common shares for the years ended December 31, 2007 and 2006 were calculated as follows:

	(in Won, except dividends yields)
	2007		2006
Dividends per share in Won	~~W~~	900	900
Average stock price in Won at the balance sheet date	~~W~~	53,900	47,900

Dividends yields (%)		1.67	1.88

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(30) Statements of Cash Flows
Significant transactions not involving cash inflows or outflows for the years ended December 31, 2007 and 2006 were as follows:

	(in millions of Won)
	2007		2006
Reclassification of advance payment to equity method investment securities related to acquisition of former LG Card Co., Ltd.	~~W~~	519,254	—
Acquisition of former LG Card Co., Ltd. shares through share exchange		844,265	—
Changes in other comprehensive income of subsidiaries		246,480	552,443
Changes in retained earnings of subsidiaries		2,527	105,037
(31) Derivatives
(a) Details of unsettled derivative instruments as of December 31, 2007 and 2006 were as follows:

		(in millions of Won)
		2007
		Trading		Hedge	Total
Currency related	Forwards	~~W~~	60,033,299	11,858	60,045,157
	Futures		45,972	—	45,972
	Swap		22,545,785	527,397	23,073,182
	Options bought		16,742,964	—	16,742,964
	Options sold		11,962,045	—	11,962,045

			111,330,065	539,255	111,869,320

Interest rate related	Futures sold		254,040	—	254,040
	Futures bought		10,585	—	10,585
	Options bought		3,966,600	1,165,000	5,131,600
	Swap		82,321,711	11,705,119	94,026,830
	Interest futures		847	—	847

			86,553,783	12,870,119	99,423,902

Stock price index related	Futures		22,622	—	22,622
	Options bought		507,523	—	507,523
	Options sold		309,470	—	309,470
	Swap		1,697,892	—	1,697,892

			2,537,507	—	2,537,507

Stock related	Bought		347,918	—	347,918
	Sold		111,891	—	111,891

			459,809	—	459,809

Commodity related	Swap		245,293	—	245,293

		~~W~~	201,126,457	13,409,374	214,535,831

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(31) Derivatives, Continued

		(in millions of Won)
		2006
		Trading		Hedge	Total
Currency related	Forwards	~~W~~	22,220,412	155,376	22,375,788
	Futures		19,057	—	19,057
	Swap		14,875,474	92,960	14,968,434
	Options bought		4,690,519	—	4,690,519
	Options sold		2,906,867	—	2,906,867

			44,712,329	248,336	44,960,665

Interest rate related	Futures sold		792,319	—	792,319
	Futures bought		72,387	—	72,387
	Options bought		957,982	—	957,982
	Swap		46,137,524	9,569,661	55,707,185
	Interest futures		35,723	—	35,723

			47,995,935	9,569,661	57,565,596

Stock price index related	Futures		127,304	—	127,304
	Options bought		307,440	—	307,440
	Options sold		49,785	—	49,785
	Swap		48,413	—	48,413

			532,942	—	532,942

Stock related	Bought		1,987,293	—	1,987,293
	Sold		2,498,565	—	2,498,565

			4,485,858	—	4,485,858

Commodity related	Swap		35,152	—	35,152

		~~W~~	97,762,216	9,817,997	107,580,213

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(31) Derivatives, Continued
(b)	Valuation on trading and hedging derivative instruments as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:
Forwards	~~W~~	82,087	(574)	81,513	521,763	505,518
Swap		20,830	5,196	26,026	546,668	262,674
Options		53,166	—	53,166	169,709	180,503

		156,083	4,622	160,705	1,238,140	948,695

Interest rate related:
Options		1,151	—	1,151	29,425	24,468
Swap		(100,359)	(304,538)	(404,897)	607,661	1,208,941
Futures		60	—	60	—	—

		(99,148)	(304,538)	(403,686)	637,086	1,233,409

Stock price index related:
Futures		106	—	106	—	—
Options bought		(7,038)	—	(7,038)	16,975	—
Options sold		3,735	—	3,735	—	7,158
Swap		1,039	—	1,039	97,366	98,283

		(2,158)	—	(2,158)	114,341	105,441

Stock related
Options bought		(1,640)	—	(1,640)	26,991	—
Options sold		(2,440)	—	(2,440)	4,323	3,432
Swap		1,821	—	1,821	3,351	3,729
Options		4,714	—	4,714	20,004	13,230

		2,455	—	2,455	54,669	20,391

Other
Commodity related		8,055	—	8,055	8,055	—
Options bought		525	—	525	525	—
Options sold		(449)	—	(449)	—	525
Forwards		229	(49)	180	6,316	6,135

		8,360	(49)	8,311	14,896	6,660

	~~W~~	65,592	(299,965)	(234,373)	2,059,132	2,314,596

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(31) Derivatives, Continued
(in millions of Won)

	2006
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:
Forwards	~~W~~	(158,643)	4,893	(153,750)	233,634	394,204
Swap		182,079	(3,614)	178,465	658,966	314,765
Options bought		9,440	—	9,440	32,839	64,634

		32,876	1,279	34,155	925,439	773,603

Interest rate related:
Options bought		185	—	185	2,809	3,345
Swap		(56,229)	(42,150)	(98,379)	290,006	468,938
Futures		125	—	125	—	—

		(55,919)	(42,150)	(98,069)	292,815	472,283

Stock price index related:
Futures		2,241	—	2,241	—	—
Options bought		1,104	—	1,104	56,334	56,212
Options sold		31	—	31	—	3
Swap		(517)	—	(517)	1,444	2,609

		2,859	—	2,859	57,778	58,824

Stock related
Bought		(8,879)	—	(8,879)	156,745	—
Sold		2,344	—	2,344	—	7,356

		(6,535)	—	(6,535)	156,745	7,356

Other
Commodity related		27	—	27	86	185

	~~W~~	(26,692)	(40,871)	(67,563)	1,432,863	1,312,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(32) Commitments and Contingencies
(a)	Guarantees and acceptances and commitments as of December 31, 2007 were as follows:
(in millions of Won)

Guarantees and acceptances outstanding	~~W~~	6,676,526
Contingent guarantees and acceptances		7,037,900
Commitments		79,150,941
Endorsed bills		15,570,826
Insurance contracts		54,324,228
(b)	The Consolidated Company pledged two notes amounting to W921 million to financial institutions as collateral for borrowings.

(c)	As of December 31, 2007, the Consolidated Company had 253 pending lawsuits as defendant (total claim amount: ~~W~~302,956 million).

(d)	With respect to disposition of non-performing loans to CHB NPL 1st SPC, Shinhan Bank had provided ~~W~~90,000 million subject to recourse as credit enhancement and ~~W~~40,000 million of government and public bonds as collateral. Additionally, Shinhan Bank had provided ~~W~~16,000 million, ~~W~~48,160 million and ~~W~~360,000 million subject to recourse as credit enhancement in relation to disposition of non-performing loans to CHB NPL 2004 1st SPC, Shinhan 2nd SPC and Shinhan 4th SPC, respectively.

(e)	As of December 31, 2007, Shinhan Bank and Jeju Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets for a total amount of ~~W~~3,572,754 million. Additional losses might be recorded based upon the results of future operations of these guaranteed trust accounts.

(f)	Credit-linked derivatives
Details of credit-linked derivatives held by Shinhan Bank as of December 31, 2007 were as follows:
(in millions of Won)

	Credit Guarantee Contracts Sold			Credit Guarantee Contracts Bought
	Overseas	Domestic	Total	Overseas	Domestic	Total
Credit Linked Notes	28,146	—	28,146	—	—	—
Synthetic Collateralized Debt Obligation	84,438	—	84,438	—	—	—
Credit Default Swap	46,910	—	46,910	—	562,920	562,920
KTB Swap	—	622,355	622,355	—	—	—
CDS on CDO	37,528	—	37,528	—	—	—

Total	197,022	622,355	819,377	—	562,920	562,920

With regard to guarantee contracts sold, Shinhan Bank accepts risk of loss due to the credit risk of the respective reference entity and recorded W6,965 million of allowance for guarantees sold.
Shinhan Bank transfers risk of loss arising from the credit risk of the reference entity to the counterparty for a maximum amount of US$600,000 thousand through guarantee contracts bought.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(32)	Commitments and Contingencies, Continued
(g)	Potential recovery of bad debts

The Consolidated Company has receivables which were written-off as they were deemed to be uncollectible. However, for certain receivables, the Consolidated Company still retains the legal right for recovery under Commercial Law as the receivables have not been repaid or legally terminated. As of December 31, 2007 and 2006, such receivables amounted to ~~W~~3,342,872 million and ~~W~~3,469,163 million, respectively.

(h)	With respect to certain lease contracts, the Consolidated Company entered into an agreement stipulating that the provider of lease assets should repurchase those lease assets at the Consolidated Company’s request if the lease contracts are cancelled by the leasee.

(i)	As of December 31, 2007, the Company entered into a guarantee contract with Franklin Templeton Investment Trust Management Co., Ltd. to provide for contingent losses that may result from beneficiary certificates including guaranteed bonds issued by financially troubled companies, such as the Daewoo Group. The Company’s time deposit of ~~W~~2,039 million was pledged as collateral to Franklin Templeton Investment Trust Management Co., Ltd. for the potential losses.

(j)	Contingency gain from lawsuit against Samsung Motors Co., Ltd.

On September 1999, the creditors of Samsung Motors Co., Ltd., 14 financial institutions including Shinhan Bank, received 3.5 million non-listed shares of Samsung Life Insurance valued at ~~W~~700,000 per share, under an agreement that the shares would be listed by the end of 2000, in lieu of the debt outstanding when Samsung Motors Co., Ltd. went into court receivership. If the proceeds from disposal of the shares was less than ~~W~~2,450 billion, Samsung Group was to reimburse the shortage by investing in the creditors’ equity or buying subordinated bonds issued by the creditors. Otherwise, Samsung Group was to make repayment of principal and interest based on the bank’s delinquent interest rate.

On December 9, 2005, Shinhan Bank, with the other creditors, filed a lawsuit against Samsung Group CEO Gun-hee, Lee and 28 Samsung affiliates for violation of the agreement as the listing of Samsung Life Insurance never took place and claimed payment of ~~W~~2,450 billion in principal and ~~W~~2.28 billion in interest. The Seoul Central District Court ruled in favor of the creditors on January 31, 2008. Per the ruling, Samsung Group is to reimburse 2.3 million in shares, not the original 3.5 million as one of the creditors sold the difference and the delinquent interest rate is to be reduced from the 19% demanded by creditors to 6% in accordance with the Commercial Law.

However, the final decision of the lawsuit and the effects to the consolidated financial statements can not be reasonably estimated as Samsung Group may appeal.

(k)	The effects of the sub-prime mortgage crisis

The sub-prime mortgage crisis in the U.S. and the resulting credit crunch worldwide also had an impact on the consolidated financial position and results of operations of the Consolidated Company for the year ended December 31, 2007. Shinhan Bank holds ~~W~~4,804 million of cash CDOs underlined by sub-prime mortgage loans recorded as available-for-sale securities as of December 31, 2007. The increase in credit and default risk resulted in recognition of an impairment loss on these available-for-sale securities in the amount of ~~W~~1,455 million, based on the fair value as determined by Korea Bond Pricing Co. Further losses due to this global financial crisis are expected.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33)	Related Party Transactions
(a)	Details of transactions

Significant transactions with the related parties for the years ended December 31, 2007 and 2006 were as follows:

			(In millions of Won)
Revenue earned	Expense incurred	Account	2007”		2006
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	26,454	1,197
”	”	Interest income		—	1,822
”	Good Morning Shinhan Securities	Interest income		9,315	6,035
”	Shinhan Capital	Interest income		30,152	31,273
”	Jeju Bank	Interest income		—	646
”	”	Interest income		—	353
”	Shinhan Card (formerly LG Card)	Interest income		7,613	—
”	Shinhan PE	Interest income		140	—
Shinhan Bank	Shinhan Financial Group	Rental income		38	33
”	Good Morning Shinhan Securities	Interest income		892	728
”	”	Rental income		1,154	799
”	”	Gain on derivatives		220	—
”	Shinhan Life Insurance	Rental income		3,743	2,490
”	”	Interest income		4,998	5,005
”	”	Fee and commission income		10,903	518
”	”	Gain on derivatives		2,732	394
”	Shinhan Card (formerly LG Card)	Interest income		21,196	—
”	”	Fee and commission income		37,198	—
”	”	Rental income		1,124	—
”	”	Gain on derivatives		2,739	—
”	Shinhan Capital	Interest income		41	46
”	”	Rental income		672	489
”	”	Gain on derivatives		489	1,449
”	”	Fee and commission income		40	—
”	Jeju Bank	Interest income		85	130
”	Shinhan Credit Information	Rental income		154	134
”	Shinhan Bank(Trust)	Fees and commission from trust account		83,302	36,012
”	SH Asset Management	Interest income		—	2
”	Shinhan Asia	Interest income		2,151	796
”	Shinhan Bank America	Interest income		3,367	796
”	Shinhan Europe	Interest income		2,181	3,642
Shinhan Bank(Trust)	Shinhan Bank	Interest income		55,421	4,824

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33)	Related Party Transaction, Continued

			(In millions of Won)
Revenue earned	Expense incurred	Account	2007		2006
SH Asset Management	Shinhan Bank	Interest income	~~W~~	1,080	1,143
Shinhan Asia	Shinhan Bank	Interest income		—	8,016
Shinhan Europe	Shinhan Bank	Interest income		—	6,068
Shinhan CRV 7th	Shinhan Bank	Interest income		20	—
Good Morning Shinhan Securities	Shinhan Financial Group	Fee and commission income		6,841	—
”	Shinhan Bank	Interest income		409	315
”	”	Rental income		163	129
”	”	Gain on derivatives		387	—
”	Shinhan Life Insurance	Rental income		25	28
”	”	Fee and commission income		17	57
”	”	Interest income		62	—
”	Shinhan Card (formerly LG Card)	Rental income		262	—
Good Morning USA	Good Morning Shinhan Securities	Fee and commission income		3,404	2,988
Good Morning Europe	Good Morning Shinhan Securities	Fee and commission income		1,037	1,784
Shinhan Life Insurance	Shinhan Bank	Insurance income		1,814	221
”	”	Gain on derivatives		1	3,980
”	”	Interest income		12,656	941
”	”	Fee and commission income		487	365
”	Good Morning Shinhan Securities	Insurance income		71	14
”	”	Fee and commission income		8	4
”	Shinhan Card (formerly LG Card)	Insurance income		74	—
”	”	Fee and commission income		1,938	—
Shinhan Capital	Shinhan Bank	Interest income		2,196	3,935
”	”	Gain on derivatives		387	1,020
Jeju Bank	Shinhan Bank	Interest income		61	5
”	Shinhan Life Insurance	Fee and commission income		166	6
”	”	Rental income		6	6
”	Jeju Bank (Trust)	Fees and commission from trust account		1,158	1,054
”	Shinhan Card (formerly LG Card)	Fee and commission income		47	—
Jeju Bank (Trust)	Jeju Bank	Interest income		186	240
Shinhan Card (formerly LG Card)	Shinhan Bank	Fee and commission income		849	—
”	”	Interest income		1,699	—
”	”	Gain on derivatives		8,215	—
	Good Morning Shinhan
”	Securities	Fee and commission income		913	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33)	Related Party Transaction, Continued

			(In millions of Won)
Revenue earned	Expense incurred	Account	2007	2006
Shinhan Card (formerly LG Card)	Jeju Bank	Fee and commission income	96	—
”	Shinhan Life Insurance	Interest income	179	—
”	”	Fee and commission income	6,037	—
Shinhan Credit Information	Shinhan Bank	Fee and commission income	6,332	7,173
”	”	Interest income	95	134
”	Good Morning Shinhan Securities	Fee and commission income	28	41
”	Shinhan Life Insurance	Fee and commission income	60	42
”	Shinhan Capital	Fee and commission income	43	54
”	Jeju Bank	Fee and commission income	119	140
	Shinhan Card
”	(formerly LG Card)	Fee and commission income	4,594	—
	Shinhan Financial
”	Group	Fee and commission income	—	4
Shinhan PE	Shinhan Bank	Interest income	38	828
”	Good Morning Shinhan Securities	Interest income	33	—
”	Shinhan PEF 1st	Fee and commission income	2,771	3,000

			375,578	143,348

Joint venture investees:
Shinhan Macquarie	Shinhan Bank	Interest income	227	297
Shinhan Bank	Shinhan BNP Paribas ITMC	Fee and commission income	568	679
”	SH&C Life Insurance	Fee and commission income	27,048	15,847
Good Morning Shinhan Securities	Shinhan BNP Paribas ITMC	Rental income	294	255
Shinhan Life Insurance	SH&C Life Insurance	Fee and commission income	—	1
Shinhan Card	SH&C Life Insurance	Fee and commission income	642	—
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income	659	195
”	”	Interest income	—	31
”	Jeju Bank	Interest income	—	28
Jeju Bank	SH&C Life Insurance	Fee and commission income	94	119
SH&C Life Insurance	Shinhan Bank	Interest income	3	5
”	”	Insurance income	—	6

			29,535	17,463

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
(In millions of Won)

Revenue earned	Expense incurred	Account	2007	2006
Subsidiaries accounted for under the equity method:
Shinhan Bank	Shinhan Data System	Rental income	134	118
”	Shinhan Finance	Interest income	—	3,858
”	”	Gain on derivatives	—	202
Shinhan Finance	Shinhan Bank	Interest income	—	386
”	”	Gain on derivatives	—	381
Shinhan Data System	Shinhan Bank	Interest income	63	42
”	”	Fee and commission income	16,795	10,834
Macquarie Shinhan Infrastructure	Shinhan Bank	Interest income	59	32
Shinhan Corporate Restructuring Fund 6th	Shinhan Bank	Interest income	20	1
Shinhan Corporate Restructuring Fund 8th	Shinhan Bank	Interest income	134	—
Daewoo Capital	Shinhan Bank	Interest income	1	—
Shinhan Financial Group	SHC Management	Interest income	16,542	32,103
Shinhan Bank	SHC Management	Interest income	395	1,922
”	”	Fee and commission income	80,595	80,384
”	”	Rental income	2,283	1,948
”	”	Gain on derivatives	2,867	1,634
Good Morning Shinhan Securities	SHC Management	Rental income	503	435
”	”	Fee and commission income	66	106
Shinhan Card	SHC Management	Interest income	123	—
SHC Management	Shinhan Card	Interest income	11,371	—
”	Shinhan Bank	Interest income	253	197
”	”	Fee and commission income	1,974	755
”	Good Morning Shinhan
	Securities	Interest income	73	4
”	Jeju Bank	Fee and commission income	268	335
”	”	Interest income	—	3
”	Shinhan Life Insurance	Fee and commission income	10,391	363
Shinhan Credit Information	SHC Management	Fee and commission income	9,596	12,888
SHC Management	SH&C Life Insurance	Fee and commission income	3,620	5,023

			158,126	153,954

			563,239	314,765

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
     (b) Account balances
Significant balances with the related parties as of December 31, 2007 and 2006 were as follows:
(In millions of Won)

Creditor	Debtor	Account	2007		2006
Controlling Company and subsidiaries included in consolidation:
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	1,910	2,627
”	”	Guarantee deposits		9,915	9,915
”	”	Accounts receivable		—	28,675
”	”	Accrued interest income		5	171
”	”	Deposit for severance benefit insurance		1,189	1,233
	Good Morning
”	Shinhan Securities	Loans in Won		170,000	170,000
”	”	Accounts receivable		—	4,581
”	”	Accrued interest income		1,569	1,569
	Shinhan Card
”	(formerly LG Card)	Loans in Won		650,000	—
”	”	Accrued interest income		4,021	—
”	Shinhan Capital	Loans in Won		590,000	500,000
”	”	Loans in foreign currency		—	65,072
”	”	Accounts receivable		—	1,102
”	”	Accrued interest income		2,820	2,990
	Shinhan Credit
”	Information	Accounts receivable		—	251
”	Shinhan Life Insurance	Accounts receivable		—	1,159
”	Shinhan PE	Loans in Won		5,000	—
	Shinhan Card
Shinhan Bank	(formerly LG Card)	Loans in Won		502,300	—
”	”	Securities		50,126	—
”	”	Derivative assets		7,240	—
	Good Morning
”	Shinhan Securities	Guarantee deposits		9,674	8,562
”	Shinhan Life Insurance	Derivative assets		3,084	360
”	”	Accrued interest income		—	1,105
”	”	Deposit for severance
		benefit insurance		133,192	103,531
”	Shinhan Capital	Derivative assets		1,938	1,494
”	Jeju Bank	Loans in Won		—	13,575
”	”	Loans in foreign currency		3,908	—
”	”	Accrued interest income		4	87
”	Shinhan Bank (Trust)	Accrued interest income		—	71,459
”	Shinhan Asia	Due from banks		72	14,267

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
(In millions of Won)

Creditor	Debtor	Account	2007	2006
Controlling Company and subsidiaries included in consolidation:
Shinhan Bank	Shinhan Asia	Loans in foreign currency	29,967	28,352
”	”	Accrued interest income	687	564
”	”	Call loan	—	19,546
”	”	Prepaid expenses	—	87
”	Shinhan Bank America	Due from banks	—	2,551
”	”	Call loan	60,983	—
”	Shinhan Europe	Due from banks	30,420	15,718
”	”	Loans in foreign currency	66,885	47,261
”	”	Call loan	—	61,313
”	Shinhan Khmer Bank	Due from banks	52	—
Shinhan Bank (Trust)	Shinhan Bank	Due from bank account	313,566	329,210
SH Asset Management	Shinhan Bank	Due from banks	21,565	43,172
”	”	Accrued interest income	—	409
Shinhan Asia	Shinhan Bank	Due from banks	—	12
”	”	Loans in foreign currency	—	45,180
”	”	Call loan	—	8,645
”	”	Accrued interest income	—	564
Shinhan Europe	”	Loans in foreign currency	—	117,823
Shinhan Corporate Restructuring Fund 7th	”	Due from banks	355	—
Shinhan Card	Shinhan Financial
(formerly LG Card)	Group	Accounts receivable	156	—
Shinhan Card (formerly LG Card)	Shinhan Bank	Due from banks	603,323	—
”	”	Accrued interest income	61	—
”	”	Accounts receivable	4,372	—
”	”	Guarantee deposits	3,394	—
”	”	Prepaid expense	7,021	—
”	”	Derivative assets	8,513	—
		Deposit for severance
”	”	benefit insurance	40,281	—
		Deposit for severance
”	Shinhan Life Insurance	benefit insurance	5,340	—
”	”	Accounts receivable	1,926	—
”	”	Accrued interest income	38	—
”	Shinhan Capital	Accounts receivable	73	—
	Good Morning
”	Shinhan Securities	Accounts receivable	1,702	—
”	”	Guarantee deposits	3,974	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
(In millions of Won)

Creditor	Debtor	Account	2007	2006
Controlling Company and subsidiaries included in consolidation:
Shinhan Card (formerly LG Card)	Shinhan Credit Information	Accounts receivable	97	—
”	Jeju Bank	Due from banks	343	—
”	Shinhan PE	Accounts receivable	25	—
Good Morning Shinhan Securities	Shinhan Bank	Due from banks	30,566	8,339
”	”	Guarantee deposits	19,317	20,573
”	”	Accrued interest income	253	114
”	”	Deposit for severance benefit insurance	677	—
”	”	Derivative Assets	236	—
”	Shinhan Life Insurance	Deposit for severance benefit insurance	614	483
”	”	Accrued interest income	—	1
”	Jeju Bank	Due from banks	10,023	—
Good Morning USA	Good Morning Shinhan Securities	Accrued interest income	764	360
Good Morning Europe	Good Morning Shinhan Securities	Accrued interest income	283	154
Shinhan Life Insurance	Shinhan Bank	Due from banks	15,790	2,947
”	”	Derivative assets	123	7
”	”	Deposit for severance benefit insurance	8,721	5,123
”	”	Guarantee deposits	9,637	8,320
”	”	Available-for-sale securities	5,785	9,738
”	”	Accrued interest income	4,528	789
”	”	Held-to-maturity securities	54,999	45,000
”	Good Morning Shinhan Securities	Guarantee deposits	228	173
”	Jeju Bank	Due from banks	211	22
Shinhan Capital	Shinhan Bank	Cash and cash equivalents	21,850	51,260
”	”	Accounts receivable	—	216
”	”	Accrued interest income	39	—
”	”	Guarantee deposits	663	508
”	”	Deposit for severance benefit insurance	1,009	977
”	”	Derivative assets	—	45
Jeju Bank	Shinhan Life Insurance	Accrued interest income	8	15
”	Jeju Bank(Trust)	Accrued interest income	1,001	890
Jeju Bank(Trust)	Jeju Bank	Due from bank account	508	6,185
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents	4,618	2,674

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
(In millions of Won)

Creditor	Debtor	Account	2007	2006
Controlling Company and subsidiaries included in consolidation:
Shinhan Credit Information	Shinhan Bank	Securities under repurchase agreement	—	2,032
”	”	Accounts receivable	870	613
”	”	Guarantee deposits	1,569	822
”	Good Morning Shinhan Securities	Accounts receivable	3	2
”	Jeju Bank	Accounts receivable	7	23
”	”	Guarantee deposits	60	60
”	Shinhan Life Insurance	Accrued interest income	3	1
Shinhan PE	Shinhan Financial Group	Prepaid expenses	135	—
”	Shinhan Bank	Cash and cash equivalents	528	3,071
”	”	Deposit for severance benefit insurance	180	—
”	”	Accrued interest income	13	—
”	Good Morning Shinhan Securities	Securities under repurchase agreement	388	—

			3,549,294	1,895,729

Joint venture investees:
Shinhan BNP Paribas ITMC	Shinhan Bank	Cash and cash equivalents	26,289	4,732
”	”	Accrued interest income	281	57
”	Shinhan Life Insurance	Deposit for severance benefit insurance	629	404
”	Good Morning Shinhan Securities	Guarantee deposits	4,976	4,976
Shinhan Bank	Shinhan BNP Paribas ITMC	Accounts receivable	124	133
Shinhan Card	SH&C Life Insurance	Accounts receivable	342	—
Jeju Bank	SH&C Life Insurance	Accrued interest income	4	2
SH&C Life Insurance	Shinhan Bank	Cash and cash equivalents	1,531	2,091
”	”	Guarantee deposits	35	—
”	Shinhan Life Insurance	Deposit for severance benefit insurance	197	139
”	Jeju Bank	Cash and cash equivalents	1	2
Shinhan Bank	SH&C Life Insurance	Accrued interest income	1,344	396
Shinhan Macquarie	Shinhan Bank	Cash and cash equivalents	6,626	8,510
”	”	Accrued interest income	—	26

			42,379	21,468

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
(In millions of Won)

Creditor	Debtor	Account	2007	2006
Subsidiaries accounted for under the equity method:
Shinhan Financial Group	SHC Management	Loans in Won	—	450,000
”	”	Accounts receivable	—	2,043
”	”	Accrued interest income	—	3,285
Shinhan Bank	SHC Management	Call loan	—	10,800
”	”	Accrued interest income	—	31
”	”	Derivative assets	—	1,676
Shinhan Credit Information	SHC Management	Accounts receivable	—	1,411
”	Shinhan Data System	Prepaid expenses	275	—
SHC Management	Shinhan Financial Group	Accounts receivable	—	209
”	Shinhan Bank	Cash and cash equivalents	—	2,237
”	”	Guarantee deposits	—	3,306
”	”	Accounts receivable	—	6,574
”	”	Derivative assets	—	42
”	”	Deposit for severance benefit insurance	—	3,513
”	Good Morning Shinhan Securities	Guarantee deposits	—	5,911
”	”	Accounts receivable	—	824
”	Shinhan Life Insurance	Accounts receivable	—	1,717

”	Shinhan Credit Information	Accounts receivable	—	81
”	Shinhan Data System	Accounts receivable	—	17
”	Shinhan Capital	Accounts receivable	—	52
”	Shinhan BNP Paribas ITMC	Accounts receivable	—	66
”	SH&C Life Insurance	Accounts receivable	—	60
”	”	Accrued interest income	—	394
”	Shinhan Card	Accounts receivable	614,100	—
Shinhan Data System	Shinhan Bank	Due from bank account	4,923	3,770
”	”	Guarantee deposits	112	112
”	”	Accrued interest income	46	—
”	Shinhan Life Insurance	Deposit for severance benefit insurance	1,443	—
”	Shinhan Credit Information	Accounts receivable	422	—
Macquarie Shinhan Infrastructure	Shinhan Bank	Due from bank account	19,748	4,324
Shinhan Corporate Restructuring Fund 6th	Shinhan Bank	Due from bank account	270	162
Shinhan Corporate Restructuring Fund 8th	Shinhan Bank	Due from bank account	922	9,404
Daewoo Capital	Shinhan Bank	Due from bank account	493	2,577

			642,754	514,598

			4,234,427	2,431,795

83

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(33) Related Party Transaction, Continued
(c)	Guarantees and acceptances
The guarantees and acceptances provided between the related parties as of December 31, 2007 were as follows:
(in millions of Won)

			Amount of guarantees
Creditor	Debtor	Account	and acceptances
Shinhan Bank	Shinhan Capital	Guarantees for letter of credit	~~W~~	28,146
”	Daewoo Capital	Guarantees for letter of credit		25,331

			~~W~~	53,477

(34) Segment Information
(a)	The Consolidated Company has five reportable operating segments providing corporations, governments, institutions and investors with commercial banking and financial products and services (the Banking segment), credit card services, factoring, installment financing and leasing (the Credit Card segment), securities trading, underwriting and brokerage services (the Securities segment), life insurance and related services (the Life Insurance segment) and others. The following table provides information for each operating segment as of and for the years ended December 31, 2007 and 2006:
(in millions of Won)

	2007
							Adjustment
			Credit		Life		for
	Banking		Card	Securities	Insurance	Others	consolidation	Total
(*)
Operating revenue	~~W~~	18,431,146	3,693,046	2,033,591	2,681,556	496,416	(857,107)	26,478,648
Inter-segment transaction		384,031	30,947	12,726	17,049	116,508	(561,261)	—
Net operating revenue (**)		18,047,115	3,662,099	2,020,865	2,664,507	379,908	(295,846)	26,478,648
Operating income		2,954,935	1,151,464	239,021	175,238	(176,976)	(652,361)	3,691,321
Total assets		182,079,996	16,880,921	6,686,033	7,410,857	28,681,496	(20,863,289)	220,876,014

(*)	Based on presentation in the Korean language consolidated financial statements. Operating revenue and expense mainly consist of the following:

Operating revenue	Operating expense
Interest and dividend income	Interest expense
Gain on valuation and disposition of securities	Provision for credit losses
Gain on valuation and disposition of loans	Loss on valuation and disposition of securities
Gain on foreign currency transactions	Loss on valuation and disposition of loans
Commission income	Loss on foreign currency transactions
Fees and commissions from trust accounts	Selling and administrative expense
Gain on derivatives	Loss on derivatives

(**)	Inter-segment revenue among the business segments was adjusted in operating revenue.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(34) Segment Information, Continued
(in millions of Won)

	2006
							Adjustment
			Credit		Life		for
	Banking		Card	Securities	Insurance	Others	consolidation	Total
(*)
Operating revenue	~~W~~	16,100,631	835,619	1,361,715	2,361,922	366,857	(528,094)	20,498,650
Inter-segment transaction		206,498	14,545	5,685	5,525	102,688	(334,941)	—
Net operating revenue (**)		15,894,133	821,074	1,356,030	2,356,397	264,169	(193,153)	20,498,650
Operating income		2,257,627	192,966	126,391	171,881	(19,957)	(304,520)	2,424,388
Total assets		160,148,485	3,558,415	4,126,758	6,225,865	17,208,239	(13,442,224)	177,825,538

(b)	The Consolidated Company conducts business globally and is managed geographically. The following table provides information for each geographical segment as of and for the years ended December 31, 2007 and 2006.
(in millions of Won)

	2007
				Adjustment for
	Domestic		Oversees	consolidation	Total
(*)
Operating revenue	~~W~~	26,504,090	538,247	(563,689)	26,478,648
Inter-segment transaction		538,693	22,568	(561,261)	—
Net operation revenue (**)		25,965,397	515,679	(2,428)	26,478,648
Operating income		3,586,099	107,650	(2,428)	3,691,321
Total assets		215,498,420	5,615,471	(237,877)	220,876,014
(in millions of Won)

	2006
				Adjustment for
	Domestic		Oversees	consolidation	Total
(*)
Operating revenue	~~W~~	20,340,586	493,005	(334,941)	20,498,650
Inter-segment transaction		301,177	33,764	(334,941)	—
Net operation revenue (**)		20,039,409	459,241	—	20,498,650
Operating income		2,329,608	94,780	—	2,424,388
Total assets		173,973,386	4,003,830	(151,678)	177,825,538

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(35) Results of Operations for the Last Interim Period
(in millions of Won)

	2007		2006
	4th Quarter		4th Quarter

Operating revenue (*)	~~W~~	7,236,488	5,474,774
Operating income (*)		232,458	494,014
Net income for the period		235,067	269,830
Net income — majority interest		225,728	268,916
Earnings per share		392	681
Diluted earnings per share in Won		391	681

(*)	Based on presentation in the Korean language consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(36) Condensed Financial Statements of the Consolidated Company
(a)	Balance sheets
Condensed balance sheets of the consolidated company as of December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
				Total stockholders’
	Total assets		Total liabilities	equity

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	25,327,528	7,349,727	17,977,801
Shinhan Bank		175,105,888	163,786,456	11,319,432
Shinhan Bank (Trust)		3,744,459	3,744,459	—
SH Asset Management		98,169	7,729	90,440
Shinhan Asia		162,647	79,591	83,056
Shinhan Bank America		860,976	767,899	93,077
Shinhan Europe		289,014	245,809	43,205
Shinhan Khmer Bank		34,261	22,936	11,325
Shinhan Corporate Restructuring Fund 7th		6,283	152	6,131
Shinhan Card (formerly LG Card Co., Ltd.)		16,880,921	12,774,539	4,106,382
Good Morning Shinhan Securities		6,685,978	5,101,887	1,584,091
Good Morning Shinhan Europe		8,086	58	8,028
Good Morning Shinhan USA		6,013	1,023	4,990
Good Morning Shinhan Asia		4,495	2	4,493
Shinhan Life Insurance		7,410,857	6,906,130	504,727
Shinhan Capital		2,963,306	2,644,916	318,390
Jeju Bank		2,772,223	2,627,781	144,442
Jeju Bank (Trust)		362,017	362,017	—
Shinhan Credit Information		16,785	4,420	12,365
Shinhan PE		15,826	5,217	10,609
Shinhan PEF 1st		380,283	—	380,283
Symphony Energy		49,484	33,234	16,250

		243,185,499	206,465,982	36,719,517

Equity method investees:
SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)		1,213,708	127,058	1,086,650

Joint venture investees:
Shinhan BNP Paribas ITMC		89,745	28,063	61,682
SH&C Life Insurance		1,365,741	1,315,411	50,330
Shinhan Macquarie		18,017	10,950	7,067

		1,473,503	1,354,424	119,079

	~~W~~	245,872,710	207,947,464	37,925,246

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(36) Condensed Financial Statements of the Consolidated Company, Continued
(in millions of Won)

	2006
				Total stockholders’
	Total assets		Total liabilities	equity
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	15,003,631	3,642,105	11,361,526
Shinhan Bank		154,207,060	144,539,692	9,667,368
Shinhan Bank (Trust)		3,498,916	3,498,916	—
SH Asset Management		99,028	8,463	90,565
Shinhan Asia		165,618	122,605	43,013
Shinhan Bank America		556,760	495,999	60,761
Shinhan Europe		255,870	220,637	35,233
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Good Morning Shinhan Europe		7,898	45	7,853
Good Morning Shinhan USA		4,590	246	4,344
Shinhan Life Insurance		6,225,865	5,795,398	430,467
SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Jeju Bank		2,470,751	2,338,463	132,288
Jeju Bank (Trust)		17,918	17,918	—
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494
Shinhan PEF 1st		139,875	370	139,505

		192,311,815	168,649,562	23,662,253

Joint venture investees:

Shinhan BNP Paribas ITMC		60,227	10,650	49,577
SH&C Life Insurance		991,359	950,396	40,963
Shinhan Macquarie		11,500	11,444	56

		1,063,086	972,490	90,596

	~~W~~	193,374,901	169,622,052	23,752,849

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(36) Condensed Financial Statements of the Consolidated Company, Continued
     (b) Statements of Income
Condensed statements of income of the Consolidated Company for the years ended December 31, 2007 and 2006 were as follows:
(in millions of Won)

	2007
					Income(loss)	Net
	Operating		Operating	Operating	before	income
Subsidiaries	revenue		expense	income (loss)	income tax	(loss)
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	~~W~~	2,749,536	375,344	2,374,192	2,373,715	2,396,377
Shinhan Bank		17,797,848	14,886,630	2,911,218	2,854,911	2,051,302
Shinhan Bank (Trust)		189,651	185,413	4,238	—	—
SH Asset Management		35,097	12,204	22,893	22,505	16,449
Shinhan Asia		15,150	7,575	7,575	7,431	7,017
Shinhan Bank America		53,112	46,762	6,350	6,415	3,965
Shinhan Europe		19,682	13,879	5,803	5,803	3,387
Shinhan Khmer Bank		262	797	(535)	(871)	(871)
Shinhan Corporate Restructuring Fund 7th		277	156	121	176	176
Shinhan Card (formerly LG Card Co., Ltd.)		2,877,869	1,958,967	918,902	1,059,939	1,487,612
Good Morning Shinhan Securities		2,028,956	1,790,645	238,311	252,697	176,776
Good Morning Shinhan Europe		1,201	1,236	(35)	(35)	(35)
Good Morning Shinhan USA		3,335	2,277	1,058	1,063	600
Good Morning Shinhan Asia		99	412	(313)	(313)	(313)
Shinhan Life Insurance		2,681,556	2,506,318	175,238	183,498	132,033
Shinhan Capital		265,097	204,078	61,019	65,015	49,157
Jeju Bank		188,220	169,714	18,506	18,393	14,291
Jeju Bank (Trust)		1,890	1,838	52	—	—
Shinhan Credit Information		27,902	24,888	3,014	3,369	2,110
Shinhan PE		2,771	2,132	639	301	174
Shinhan PEF 1st		1,797	15,184	(13,387)	(13,387)	(13,387)
Symphony Energy		36,910	35,361	1,549	1,409	1,317

		28,978,218	22,241,810	6,736,408	6,842,034	6,328,137

Equity method investees:
SHC Management Co., Ltd. (formerly Shinhan Card Co., Ltd.)		807,588	587,698	219,890	235,045	169,100

Joint venture investees:
Shinhan BNP Paribas ITMC		73,680	44,479	29,201	29,349	21,303
SH&C Life Insurance		91,871	71,542	20,329	15,629	10,567
Shinhan Macquarie		28,335	17,847	10,488	10,641	7,641

		193,886	133,868	60,018	55,619	39,511

	~~W~~	29,979,692	22,963,376	7,016,316	7,132,698	6,536,748

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2007 and 2006
(36) Condensed Financial Statements of the Consolidated Company, Continued
(in millions of Won)

	2006
	Operating		Operating	Operating	Income before	Net income
Subsidiaries	revenue		expense	income (loss)	income tax	(loss)
Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	1,997,914	177,051	1,820,863	1,832,718	1,832,718
Shinhan Bank		14,868,003	13,160,836	1,707,167	2,309,904	1,659,246
Shinhan Bank (Trust)		147,816	147,811	5	—	—
SH Asset Management		34,082	10,177	23,905	23,893	17,112
Shinhan Asia		17,528	8,594	8,934	8,940	8,940
Shinhan Bank America		42,368	36,454	5,914	5,922	3,561
Shinhan Europe		16,218	9,478	6,740	6,739	3,986
Good Morning Shinhan Securities		1,255,573	1,138,720	116,853	134,102	96,190
Good Morning Shinhan Europe		1,816	1,134	682	706	706
Good Morning Shinhan USA		2,235	2,127	108	162	(37)
Shinhan Life Insurance		2,323,355	2,172,054	151,301	165,798	121,534
Shinhan Card		831,888	639,083	192,805	184,258	232,092
Shinhan Capital		199,615	165,783	33,832	62,571	48,284
Jeju Bank		147,339	133,560	13,779	15,305	14,155
Jeju Bank (Trust)		1,656	1,656	—	—	—
Shinhan Credit Information		26,587	23,057	3,530	3,860	2,810
Shinhan PE		3,729	1,906	1,823	2,072	1,676
Shinhan PEF 1st		5,364	3,205	2,159	2,159	2,159

		21,923,086	17,832,686	4,090,400	4,759,109	4,045,132

Joint venture investees:

Shinhan BNPP ITMC		26,189	13,456	12,733	12,123	8,576
SH&C Life Insurance		52,964	59,128	(6,164)	9,793	9,295
Shinhan Macquarie		17,782	16,068	1,714	2,388	1,562

		96,935	88,652	8,283	24,304	19,433

	~~W~~	22,020,021	17,921,338	4,098,683	4,783,413	4,064,565